14008590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM 1-A

SEC Mail Processing Section
DEC 10 2014
Washington, DC
124

REGULATION A OFFERING STATEMENT UNDER THE
SECURITIES ACT OF 1933

OUR MICROLENDING, LLC

(Exact name of issuer as specified in its charter)

FLORIDA

(State or other jurisdiction of incorporation or organization)

1790 SW 22ND STREET, SUITE 201
MIAMI, FLORIDA 33145
(305) 854-8113

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

EMILIO M. SANTANDREU, PRESIDENT AND CEO
OUR MICROLENDING, LLC
1790 SW 22ND STREET, SUITE 201
MIAMI, FLORIDA 33145
(305) 854-8113

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199	**26-1218989**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

The issuer does not have a Board of Directors. Pursuant to the term of the Articles of Organization and Operating Agreement, the issuer is managed by its Managing Member. The person listed below currently serves as the issuer's Managing Member.

Name	Title	Address
Emilio M. Santandreu	President, Chief Executive Officer and Managing Member	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(b) the issuer's officers;

The following table sets forth the name, title and mailing address for each of the issuer's officers:

Name	Title	Address
Emilio M. Santandreu	President, Chief Executive Officer and Managing Member	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Omar Alireza	Chief Financial Officer	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Melina Santandreu	Marketing Director	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
William Mateo	Vice President of Business Development	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Owner	Equity Interest (%)
Maripili Saborido	6.25
Emilio M. Santandreu	31.05
OUR Financial Holdings, INC	16.71

The following table sets forth the name and mailing address for each record owner of 5 percent or more of the issuer's equity ownership interests:

Name	Address
Emilio M. Santandreu	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
OUR Financial Holdings, INC(1)	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Maripili Saborido	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(1) Our Financial Holdings, INC is beneficially owned by Emilio M. Santandreu. The business address of Emilio M. Santandreu is c/o Our Microlending, LLC, 1790 SW 22nd Street, Suite 201, Miami, Florida 33145.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The following table sets forth the name and mailing address for each beneficial owner of 5 percent or more of the issuer's equity ownership interests:

Name	Address
Emilio M. Santandreu	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
OUR Financial Holdings, INC(1)	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Maripili Saborido	c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(1) OUR Financial Holdings, INC is beneficially owned by Emilio M. Santandreu. The business address of Emilio M. Santandreu is c/o OUR MicroLending, LLC, 1790 SW 22nd Street, Suite 201, Miami, Florida 33145.

(f) promoters of the issuer;

The promoter of the issuer is Emilio M. Santandreu.

(g) affiliates of the issuer;

The Managing Member and the other officers set forth above are affiliates of the issuer. Microfinance Investment Company, LLC, a Florida limited liability company, is a wholly-owned subsidiary of the issuer. Its address is:

Microfinance Investment Company, LLC
1790 SW 22nd Street, Suite 201
Miami, Florida 33145

(h) counsel to the issuer with respect to the proposed offering;

Holland & Knight LLP
701 Brickell Avenue
Suite 3000
Miami, FL 33131

(i) each underwriter with respect to the proposed offering;

The issuer is not engaging an underwriter in connection with the proposed offering.

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(1) the underwriter's general partners; and

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

The issuer has made reasonable inquiry and to the best of its knowledge, none of the above-named individuals would be disqualified under Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The issuer's officers will be conducting the offering of the securities on behalf of the issuer, and will not be compensated for their efforts. For more information on the method by which the securities will be offered, see Plan of Distribution on page 25 of the Offering Circular. The issuer has been qualified to offer the securities in the following jurisdictions: New York, Illinois, District of Columbia, Colorado, Georgia and New Jersey. The issuer will also offer securities in Florida, once the securities are registered in such state.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

Except for the $386,578 principal amount of Certificates sold in the prior offering of Certificates on Form 1-A, no unregistered securities were issued by the issuer, any predecessor or affiliated issuers within one year prior to the filing of this Form 1-A.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a managing member, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Except for the $386,578 principal amount of Certificates sold in the prior offering of Certificates on Form 1-A, no unregistered securities were issued by the issuer, any predecessor or affiliated issuers within one year prior to the filing of this Form 1-A.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Regulation A under the Securities Act, as described in the Offering Circular.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not applicable

(2) To stabilize the market for any of the securities to be offered;

Not applicable

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not applicable

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, managing member, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The issuer has not used a publication authorized by Rule 254 prior to the filing of this notification.

PART II—OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Subject to completion, dated December 9, 2014

Preliminary Offering Circular

OUR

Our MicroLending, LLC

$4,613,422

Unsecured Investment Certificates
With Maturities of 6 to 18 Months from the Date Issued

This Offering Circular relates to the offer and sale of up to $4,613,422 in principal amount (the "Offering") of unsecured fixed-rate investment certificates (the "Certificates") of OUR MicroLending, LLC, a Florida limited liability company (the "Company"). The Certificates are not equity securities but are unsecured debt securities. The Certificates are not savings accounts or deposits and not insured by the Federal Deposit Insurance Corporation or any other government agency. The Company's principal office is located at 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 and its telephone number is (305) 854-8113.

The Certificates will be issued in the minimum amount of $1,000 and in multiples of $100 for any amount greater than $1,000. The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's bank. See "Description of Certificates" p. 22. The interest rate for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. See "Description of Certificates - Principal, maturity and interest" p. 22. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current Constant Maturity Treasury Bill Monthly Average Yield (the "T Bill") yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. The following table sets forth the formula for determining the interest rates for the Certificates and the initial interest rate based on the most recent T Bill yields as of October 06, 2014:

Term	T Bill Yield	Interest Rate as of December 01, 2014
6 Months	6 Months T Bill plus 5.75%	5.82%
9 Months	6 Months T Bill plus 6.25%	6.32%
12 Months	1 Year T Bill plus 7.75%	7.89%
15 Months	1 Year T Bill plus 8.25%	8.39%

18 Months	1 Year T Bill plus 9.00%	9.14%

The initial interest rates set forth above will be effective only for Certificates issued between December 1, 2014 and January 2, 2015. The interest rates fluctuate based on the formula set forth above, and to determine the current rates, prospective investors in the Certificates should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.

We may prepay some or all of the Certificates at any time prior to their maturity without premium or penalty.

We will pay interest on Certificates quarterly, semi-annually or at maturity, at the holder's option. All Certificates will be issued in fully registered form.

The Certificates will be subject to automatic rollover. Fifteen business days before the maturity date of the Certificate, the Company will contact the holder telephonically and send a notice to the holder by first class mail at the holder's address that the Certificate is going to mature and request whether the holder wishes to let the Certificate rollover, or to be repaid. The Company will repay holders who notify it ten business days before the maturity date that they wish to be repaid. Unless the holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects to repay the Certificate, the Certificate will be automatically rolled-over into a new Certificate at the interest rate then being offered by the Company based on the same term as the original Certificate. The holder may elect to roll-over all, or a portion of, the Certificates it owns. To determine the interest rate applicable to the rolled-over Certificate, holders should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Certificate, and the frequency of interest payments will be identical to the frequency of the original Certificate.

Due to automatic rollover, investors will not receive payment of principal at maturity or subsequent payment dates unless the investor complies with the procedures for notification and delivery of Certificates. See "Payment or Rollover at Maturity" p. 24.

The Company is offering the Certificates directly to investors through its officers on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution" p. 25.

The Certificates are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum aggregate amount of Certificates that must be sold in order for us to have access to the Offering proceeds. We may accept subscriptions as they are received. The Offering will terminate upon the earlier to occur of (i) the date that is not more than one year after this Offering Circular is qualified by the Securities and Exchange Commission (the "Commission"), and (ii) the date on which $4,613,422 of Certificates qualified hereunder have been sold.

The Certificates will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Certificates.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS ON PAGE 3 BEFORE MAKING AN INVESTMENT IN THIS OFFERING.

THE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	**Underwriting Discounts and commissions**	**Proceeds to Issuer**
Per Certificate	$ 1,000	$0	$ 1,000
Minimum Offering...........	No Minimum	$0	No Minimum
Maximum Offering	$ 4,613,422	$0	$ 4,613,422

The Company is paying directly for the costs of the Offering, which are estimated to be approximately $40,000 and no portion of the proceeds from the Offering will be used for this purpose.

The approximate date of commencement of the proposed sale of Certificates to the public is as soon as practicable after this Offering Circular has been qualified by the Commission.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

FOR FLORIDA RESIDENTS ONLY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON EXEMPTION PROVISIONS CONTAINED THEREIN. SALES MADE PURSUANT TO CERTAIN EXEMPTION PROVISIONS UNDER THE FLORIDA SECURITIES ACT TO FIVE (5) OR MORE PERSONS IN THE STATE OF FLORIDA AND ARE VOIDABLE BY THE PURCHASER WITHIN THREE (3) BUSINESS DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER OR AN AGENT OF THE ISSUER OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICH EVER OCCURS LATER. A WITHDRAWAL WITHIN SUCH THREE (3) DAY PERIOD WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS MEMORANDUM, INDICATING ITS INTENTION TO WITHDRAW.

We have only undertaken efforts to qualify this Offering for offers to individual investors in the following jurisdictions: Florida, New York, Illinois, District of Columbia, Connecticut, Colorado, Delaware, Georgia, New Jersey and Pennsylvania; therefore, individual investors located outside of these jurisdictions should not expect to be eligible to participate in this Offering.

This Offering Circular, together with financial statements and other attachments, consists of a total of 92 pages.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. It does not contain all of the information you should consider before purchasing our Certificates. Therefore, you should read the Offering Circular in its entirety, including the risk factors and the financial statements and related footnotes appearing elsewhere in this Offering Circular. References to "we," "us," "our," or "the Company" generally refer to OUR MicroLending, LLC, a Florida limited liability company.

Our Company

On October 9, 2007, we were formed as a Florida limited liability company. From March 2008 through June 30, 2014, we have made approximately 1,503 microloans totaling more than $9,577,959 to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants and minorities. Typically, we target businesses with fewer than five employees and sales of $100,000 or less, and the size of our loans range between $1,500 and $25,000. The business owners applying for financing must be legal residents or citizens of the United States and their business and home addresses must be located within the South Florida target market which includes Miami-Dade, Broward (Ft. Lauderdale), and Palm Beach Counties. Our clients may be corporations, partnerships or sole proprietorships and their business must have been in actual operations for at least 12 months. Traditional sources of financing (*i.e.*, bank or credit union loans) are largely unavailable to our target clients, and the current economic downturn has made borrowing even more difficult for small businesses. The major challenges of our clients in our target markets are the following: (1) local banks are not lending at the levels that they were at before the recession, and their current underwriting guidelines such as liquidity, liabilities, activity and income ratios are too strict for our target market; (2) local competitors have moved to a credit scoring model and many micro-entrepreneurs no longer qualify under their programs; (3) most borrowers in our target market operate on a cash-only basis and lack formal or regular financial statements of any kind (e.g. small grocery stores, beauty salons, house cleaning and landscaping businesses, dollar stores); and (4) many of our target market clients are home-based or in industries that are restricted for many of our local financing institutions. As a result, we find ourselves in an excellent position to increase our share of the South Florida microfinance market.

As a limited liability company we operate pursuant to an operating agreement, and our owners hold equity interests in the Company. Pursuant to our articles of organization and operating agreement, we are managed by our Managing Member, Emilio Santandreu, who is also our President and Chief Executive Officer, and additional officers appointed by our President. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors and proceeds from the sale of $2,021,088 in principal amount of Certificates from a previous Regulation A Offering.

Our principal office is located at 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 and our telephone number is (305) 854-8113. For additional information regarding the Company or this Offering, you may write or telephone us at the foregoing address and telephone number.

The Offering

The following provides a summary of the material terms of the offering. For a more complete understanding of the Certificates, please refer to the section of this Offering Circular entitled "Description of Certificates" p. 22.

Issuer	OUR MicroLending, LLC, a Florida limited liability company.
Offering period	The Offering period will begin when this Offering is qualified by the Commission and will terminate on the earlier to occur of (i) the date that is not more than one year after this Offering Circular is qualified by the Commission, and (ii) the date on which $4,613,422 of Certificates qualified hereunder have been sold. The Certificates are being offered on an ongoing and continuous basis.

Securities offered	$4,613,422 in aggregate principal amount of unsecured fixed-rate Certificates. The Certificates are not equity securities but are unsecured debt securities. The Certificates are not savings accounts or deposits and not insured by the Federal Deposit Insurance Corporation or any other government agency.
Interest Rate	The interest rate for each Certificate will be based on the formula set forth in this Offering Circular and varies according to the term of the Certificate. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily. To determine the current rates, prospective investors in the Certificates should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.
Maturity date	The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term.
Rollover at maturity	When a Certificate matures, unless the holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects, it is automatically rolled-over into a new Certificate at the interest rate then being offered by the Company. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the same term as originally elected by the holder.
Interest payment dates	We will pay interest on Certificates quarterly, semi-annually or at maturity, at the holder's option.
Guarantees	The Certificates will not be guaranteed.
Ranking	The Certificates will be our unsecured obligations and will: • rank equally with all of our existing and future unsecured indebtedness; • rank senior to all of our future subordinated indebtedness, if any; • be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the value of the assets securing such obligations; and • be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.
Optional Prepayment	We may prepay some or all of the Certificates at our option without premium or penalty.
Use of Proceeds	The net proceeds from this Offering will be used to fund additional microloans.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Certificates.
Governing law	Florida

RISK FACTORS

An investment in our Certificates involves a high degree of risk. The following summarizes the principal factors which make the offering one of high risk or speculative. You should carefully consider each of the following risk factors and all other information set forth in this Offering Circular, including the risks and uncertainties described below, before making an investment in our Certificates.

Risks Relating to our Business

Our limited operating history and our fast growing and rapidly evolving business make it difficult to evaluate our business and future operating results on the basis of our past performance, and our future results may not meet or exceed our past performance.

We were incorporated in 2007 as a limited liability company in Florida and made our first loan in March 2008. As a result of our limited operating history, there is limited historical financial and operating information available to help prospective investors evaluate our past performance with respect to making an investment in our Certificates. Our business is growing and the results and amounts set forth in our financial statements beginning on page 32 of this Offering Circular may not provide a reliable indication of our future performance. Accordingly, you should evaluate our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by high growth companies in the early stages of development. Our failure to address these risks and uncertainties successfully could adversely affect our business and operating results.

We have experienced operating losses and our liquidity has been reduced, and we could incur losses in the future.

We had net income of $452,271 for the six months ended June 30, 2014, a net loss of $369,097 for the year ended December 31, 2013 and an accumulated deficit of $3,196,707 as of June 30, 2014. The majority of that amount was attributable to the down-turn in market conditions in the credit industry in Florida and our inability to obtain necessary funding to satisfy the growing demand for microfinance during the economic down-turn. Until we can increase our loan portfolio, we expect to continue to incur losses in the future. See "Business-Profitability" on page 19 and Note 14—"Operational Considerations" to our financial statements included in this Offering Circular for a description of how the Company is implementing a corrective action plan to improve profitability. We could incur losses in the future.

If we cannot secure the additional capital we need to fund our operations on acceptable terms or at all, our business will suffer.

Our business requires significant capital to grow. During the six months ended June 30, 2014 and the year ended December 31, 2013, we funded our net cash used in operating activities of $602,824 and $(237,473), respectively, with contributions from our equity owners and short-term loans provided by our officers, family members of our officers and certain of our equity investors and selling of Certificates from a previous Regulation A offering. See "Business–Profitability" on page 19 and Note 7 to the financial statements for the six months ended June 30, 2014 and Note 7 to the 2013 financial statements included in this Offering Circular for a description of how these persons have made contributions to fund operations. As of December 31, 2013, we had $247,586 outstanding loans payable and we had sold $1,743,195 principal amount of Certificates. As of June 30, 2014 we had $72,672 outstanding loans payable and had sold $1,763,234 principal amount of Certificates. Expanding our geographic footprint will have an impact on our long-term capital requirements, which are expected to increase significantly. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial position, the continued success of our core loan products, our results of operations and cash flows, any necessary government regulatory approvals, contractual consents, general market conditions for capital raising activities, and economic, political and other conditions in Florida and elsewhere. In addition, adverse developments in the United States credit markets may significantly increase our debt service costs and the overall costs of our borrowings. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be limited and our business prospects, financial condition and results of operations would be materially and adversely affected.

If we are unable to control the level of non-performing loans in the future, our collection activities are ineffective, or if our loan loss reserves are insufficient to cover future loan losses, our financial condition and results of operations may be materially and adversely affected.

As of June 30, 2014, 65 of our loans, with an aggregate principal balance of $282,729 were more than 90 days past-due or in default which represents 10.28% of our loans outstanding, at December 31, 2013, 69 of our loans, with an aggregate principal balance of $293,273 were more than 90 days past-due or in default, which represents approximately 12.57% of our loans outstanding. Non-performing or low credit quality loans can negatively impact our results of operations. See "Business-Defaults; Collection Activities" on page 15 and Note 2 to our financial statements included in this Offering Circular for a description or our accounting policy regarding how we determine the provision for loan losses as well as our write-off policies for non-performing loans. We cannot assure you that we will be able to effectively control and reduce the level of the impaired loans in our total loan portfolio. The amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, and also due to factors beyond our control, such as over-extended borrower credit that we are unaware of. If we are unable to manage our non-performing loans or adequately recover our loans, our results of operations will be adversely affected.

We institute debt collection actions against defaulting clients in an attempt to mitigate the losses associated with non-performing loans. See "Business-Defaults; Collection Activities" on page 15. In many cases, the purpose of the debt collection action is to obtain a judgment permitting foreclosure on the defaulting client's collateral, or to obtain the collateral from the client in a privately negotiated transaction. In either case, the costs or expenses of collection, including attorneys' fees, and selling the collateral may greatly exceed the amount of the non-performing loan. Our inability to collect against non-performing loans in a cost-effective manner could have a material adverse effect on our financial condition and results of operations.

Our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. If the quality of our total loan portfolio significantly deteriorates, we may be required to increase our loan loss reserves, which will adversely affect our financial condition and results of operations. Our borrowers might be vulnerable if economic conditions worsen or growth rates decelerate in the United States. Moreover, there is no precise method for predicting loan and credit losses, and we cannot assure you that our monitoring and risk management procedures will effectively predict such losses or that loan loss reserves will be sufficient to cover actual losses. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, our financial condition and results of our operations could be materially and adversely affected. See "Business-Defaults; Collection Activities" on page 15 and Note 2 to our financial statements included in this Offering Circular for a description or our accounting policy regarding how we determine the provision for loan losses as well as our write-off policies for non-performing loans.

If we are unable to manage our growth effectively, including our financial, accounting, administrative and technology infrastructure, our business and reputation could be adversely affected.

We anticipate opening two additional locations by the end of 2014. We expect the expansion of our geographic footprint and network of branches and clients to continue; which may further constrain our capital resources and make asset quality management increasingly important. We will need to enhance and improve our financial, accounting, information technology, administrative and operational infrastructure and internal capabilities in order to manage the future growth of our business. We may not be able to implement the necessary improvements in a timely manner, or at all, and we may encounter deficiencies in existing systems and controls. If we are unable to manage our future expansion successfully, our ability to provide products and services to our clients would be adversely affected, and, as a result, our reputation could be damaged and our business and results of operations materially and adversely impacted.

We are not subject to regulation of any State or Federal regulatory agency.

We are not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our loan decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

The amount of interest we may charge customers is capped by applicable law.

Our loans are subject to applicable usury laws that limit the amount of interest that we may charge our customers. The maximum interest rate permitted in Florida on the types of loans that we make and expect to make is 18% per annum. A review of some of our past loan transactions (i.e., loans already paid or otherwise written off) indicates that we may have unintentionally exceeded the maximum permitted rate. If a court were to determine that we willfully violated the usury statute in such cases, the borrowers may be entitled to certain remedies, including forfeiture by us of double the interest charged on such loans. We do not believe that any of our existing loans currently exceed the maximum permitted rate.

We reimbursed the borrowers whose loans exceeded the maximum rate. Although a court could find that such borrowers are entitled to additional compensation, we believe it is a very remote possibility, and as a result, we did not create a reserve for this type of scenario. Further, the excess amount collected from all 66 borrowers whose loans exceeded the maximum rate was an aggregate of $2,429, which amount is not material to our financial condition or results of operations. We have subsequently adjusted our loan parameters to ensure that we do not exceed 18%, which is the maximum permitted rate per annum, in the future.

Usury laws limit the amount of interest we can charge on our loans, and to the extent interest rates on our borrowings increase, our financial condition and results of operations may be materially and adversely affected.

Our business depends on interest income from our loan portfolio. However, usury laws limit the amount of interest we can charge on our loans. When interest rates rise, we must pay higher interest on our borrowings while interest earned on our loans does not rise because our loans are capped at the maximum allowable interest rate. To the extent we are unable to increase the interest rate on our loans; increases in interest rates on our borrowings may materially and adversely affect our financial condition and results of operations.

If we are not able to attract, motivate, integrate or retain qualified personnel at levels of experience that are necessary to maintain our quality and reputation, it will be difficult for us to manage our business and growth.

We depend on the services of our executive officers and loan specialists for our continued operations and growth. In particular, our senior management has significant experience in the microfinance, banking and financial services industries. The loss of any of our executive officers or certain loan specialists could negatively affect our ability to execute our business strategy, including our ability to manage our rapid growth. Our business is dependent on our team of loan specialists who directly manage our relationships with our clients. Our business and profits would suffer adversely if a substantial number of our loan specialists left us or became ineffective in servicing our clients over a period of time. Our future success will depend in large part on our ability to identify, attract and retain highly skilled managerial and other personnel. Competition for individuals with such specialized knowledge and experience is intense in our industry, and we may be unable to attract, motivate, integrate or retain qualified personnel at levels of experience that are necessary to maintain our quality and reputation or to sustain or expand our operations. The loss of the services of such personnel or the inability to identify, attract and retain qualified personnel in the future would make it difficult for us to manage our business and growth and to meet key objectives.

Certain of our existing owners, including Mr. Santandreu our CEO, President and Managing Member, together may be able to exert substantial voting control over us, which may cause us to take actions that are not in our best interest.

Our ten largest owners beneficially own, in the aggregate, approximately 83.46% of our outstanding equity interests. In addition, Mr. Santandreu, our CEO, President and Managing Member, is the beneficial owner of over 47.76% of our outstanding equity interests. These owners will be able to exercise considerable influence over all matters requiring owner approval, including the election of managing members, approval of lending and investment policies and the approval of corporate transactions, such as a merger or other sale of our Company or its assets. In addition, if our owners do not act together, such matters requiring owner approval may be delayed or not occur at all, which could adversely affect our business. Moreover, these owners are not obligated to provide any business opportunities to us. If these owners invest in another company in competition with us, we may lose the support provided to us by them, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Participation in the Microfinance Sector

Microcredit lending poses unique risks not generally associated with other forms of lending, and, as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations.

Our core mission is to provide loans to fund the smallest of small businesses and other income generating activities of our clients. Our clients have limited sources of income, savings and credit histories, and can only provide us with limited collateral or security for their borrowings. To the extent that the business utilizes a vehicle in the business, i.e. a delivery truck or a taxi, we require a lien on such vehicle to secure repayment of the loan. We also require that businesses grant us a general security interest in all their equipment, assets and inventory and we file a UCC-1 to perfect such security interest. In addition, we require each stockholder of the borrowing business to individually sign the loans as a co-borrower. See "Business- Credit Evaluation Process" on page 14 of this Offering Circular.

As a result, our clients pose a higher risk of default than borrowers with greater financial resources and more established credit histories and borrowers with better access to education, employment opportunities, and social services. Due to the precarious circumstances of our clients and our non-traditional lending practices, we may, in the future, experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our business and results of operations. See "Business-Defaults; Collection Activities" on page 15 and Note 2 to our financial statements included in this Offering Circular for a description of our accounting policy regarding how we determine the provision for loan losses as well as our write-off policies for non-performing loans.

We do not rely on credit scores to determine the credit worthiness of our clients, and as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations.

Microcredit lending is based on helping those with no access to traditional banking. We believe a potential client can have a bad credit score, due to an incident unrelated to their current business operations, and still be considered credit worthy for a targeted, proceeds-specific loan. As a result, we do not use credit reports as the sole determinant of the client's capability and ability to pay. Rather than rely on credit scores, we rely on public record databases to verify the information provided by the borrower. We meet with clients to study their financial records, check inventory, and help create a model of estimated revenues, expenses and profits. The loan specialist assembles character and borrower profile information, including references, personal and business information. The loan specialist also makes a complete financial evaluation of the borrower's business. The evaluation considers various attributes of the business, including how the business operates, its operating margins, and average yearly sales or at least for the last four months of operations. The loan specialist considers all of the borrower's business and family expenses in assessing the borrower's repayment capacity. To account for undisclosed expenses, a borrower's repayment capacity is calculated at 70% of the business's net operating income less the borrower's family expenses. See "Business-Credit Evaluation Process" on page 14.

As a result, we do not use credit reports as the sole determinant of the client's capability and ability to pay. If the information that we gather from our clients is not correct, we may have increased levels of non-performing loans and related provisions and write-offs that negatively impact our business and results of operations. See "Business-Defaults; Collection Activities" and "Business-Credit Evaluation Process" on pages 15 and 14, respectively, and Note 2 to our financial statements included in this Offering Circular for a description or our accounting policy regarding how we determine the provision for loan losses as well as our write-off policies for non-performing loans.

Competition from private money lenders may adversely affect our profitability and position in the

microcredit lending industry.

In South Florida, we face competition from lenders that target the lower-income segments of the population, particularly from private money lenders that are not banks or micro finance institutions. These types of lenders, known as "loan sharks," are willing to make unsecured loans with virtually no conditions other than repayment and in return, charge their borrowers usurious interest rates.

If we are unable to protect our service marks, others may be able to use our service marks to compete more effectively.

We have obtained service mark registrations for our corporate name "OUR MicroLending" and our logo. However, we may not be able to protect our service marks, which we rely on to support our brand awareness with clients and prospective clients and to differentiate our product and service offerings from those of our competitors. In certain cases, we have not sought protection for our service marks in a timely matter, or at all. As a result, we may not be able to prevent the use of our name or variations thereof by any other party, nor ensure that we will continue to have a right to use it. We further cannot assure you that our goodwill in such brand name or logo will not be diluted by third parties due to our failure to obtain the service marks, which in turn would have a material adverse effect on our reputation, goodwill, business, financial condition and results of operations.

Risks Related to the Certificates

We may not be able to generate sufficient cash to service our obligations under the Certificates, and as a result, you may not earn any interest on the Certificates and you may lose your entire investment because the Certificates are unsecured, we have other debt outstanding and we have suffered losses in the past and expect to continue to experience losses.

Our ability to service our obligations under the Certificates, including the repayment of the principal and the ongoing interest payments, will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. We may not be able to generate sufficient cash to service our obligations under the Certificates, and as a result, you may not earn any interest on the Certificates and you may lose your entire investment because the Certificates are unsecured, we have other senior debt outstanding of over $293,000 and other Certificates previously issued in the principal amount of $1.7 million and we have suffered losses in the past and expect to continue to experience losses.

If we are unable to generate sufficient cash flow to meet our cash obligations, including under the Certificates, we may be forced to take actions such as:

- restructuring or refinancing our debt or the Certificates;
- seeking additional debt or equity capital;
- seeking bankruptcy protection;
- reducing or delaying our business activities, investments or capital expenditures; or
- selling assets.

Such measures might not be successful and might not enable us to meet our cash obligations. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

The Certificates are not listed on any exchange and it is not expected that a public market for the Certificates will develop.

Prior to this Offering, there has been no trading market for the Certificates, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

The Certificates are being offered pursuant to an exemption from registration provided by Section 3(b) of the Act and Regulation A promulgated thereunder. Therefore, the Certificates have not been, nor will they be for the foreseeable future, registered under the Act or any applicable securities laws of any other jurisdiction. Accordingly, each investor who purchases Certificates must do so for the investor's own account and investment. In addition, no regulatory authority has reviewed or approved the terms of this Offering, including the disclosure of risks and the fairness of its terms. There is no public market for the Certificates, and none is expected to develop for their purchase and sale.

The Certificates will be effectively subordinated to any secured debt.

The terms of the Certificates do not prevent us from incurring additional indebtedness or securing such indebtedness with our assets. If we incur secured debt, the Certificates will be effectively subordinated to the secured debt to the extent of the value of the assets securing that debt. The effect of this subordination is that if we become involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, the secured debt, our assets that secure the debt will be available to pay obligations on the Certificates only after all secured debt has been paid in full from those assets. We may not have sufficient assets remaining to pay amounts due on any or all of the Certificates then outstanding.

Purchasers of Certificates who do not wish to roll over their Certificates at the end of the initial term may not get their principal back if they fail to follow the appropriate procedures.

Purchasers of Certificates may not get their principal back at the end of the initial term if they fail to formally request the principal at least ten days before their maturity date and present their Certificate to us. See "Description of Certificates - Payment or Rollover at Maturity" on page 24 for more information on the procedures for obtaining principal at the end of the term of the Certificates. Otherwise, we retain the right to automatically roll over the Certificates into a new Certificate. Moreover, the interest rate on the new Certificate could be higher or lower than the rate on the initial Certificate since it will reset at then current Treasury bill rates.

Purchasers of Certificates will not benefit from a trustee, indenture or the protections of the Trust Indenture Act of 1939.

The Certificates are our unsecured obligations, and there is no trustee appointed to represent the interests of holders of Certificates. In addition, purchasers of Certificates will not benefit from an indenture or the protections of the Trust Indenture Act of 1939.

No Escrow of Funds; No Minimum Offering.

An escrow account will not be established for the proceeds of the Offering because we expect to invest such funds for its business purposes as they are received. Therefore, as we receive proceeds from the Offering, they will automatically be available for use by us. There is no minimum amount that must be raised in order for the Offering to be effective.

It will be difficult for investors to accurately ascertain our financial condition because our financial statements are not audited by an independent auditor and we are not required by federal or state law to provide any further financial or other information to investors in the future.

It will be difficult for investors to accurately ascertain our financial condition because the financial information provided in this Offering Circular was not audited by an independent auditor and we are not required by federal or state law to provide any further financial or other information to investors in the future. We have voluntarily undertaken to provide annual unaudited financial statements within four month after the close of a fiscal year, but there is a risk that we may not provide the financial statements and it may be difficult for an investor to enforce this promise.

FORWARD-LOOKING STATEMENTS

All statements contained in this Offering Circular that are not statements of historical fact constitute "forward-looking statements." All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed in this Offering Circular regarding matters that are not historical facts. These forward-looking statements and any other projections contained in this Offering Circular (whether made by us or any third party) are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other projections. Investors can generally identify forward-looking statements by the use of terminology such as "aim", "anticipate", "believe", "expect", "estimate", "intend", "objective", "plan", "project", "shall", "will", "will continue", "will pursue" "contemplate", "future", "goal", "propose", "may", "seek", "should", "will likely result", "will seek to" or other words or phrases of similar import. All forward-looking statements are subject to risks, uncertainties and assumptions about us that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement.

Actual results may differ materially from those suggested by the forward looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, regulatory changes pertaining to the industries in the United States in which we have our businesses and our ability to respond to them, our ability to successfully implement our strategy, our growth and expansion, technological changes, our exposure to market risks, general economic and political conditions, which have an impact on our business activities or investments, the monetary and fiscal policies of the United States, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in the United States and globally, changes in domestic laws, regulations and taxes and changes in competition in our industry. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

- Ability to secure additional capital on terms favorable to us;
- Limited operating history;
- Success of new loans and services introduced by us;
- General economic and business conditions in Florida and the United States;
- Changes in laws and regulations that apply to us; and
- Ability to attract, motivate, integrate or retain qualified personnel.

For further discussion of factors that could cause our actual results to differ, see "Risk Factors," and "Business" on pages 3 and 10 of this Offering Circular, respectively.

By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated. Forward-looking statements speak only as of the date of this Offering Circular.

BUSINESS

Overview

Our core business is providing microloans to small business owners and entrepreneurs in South Florida, many of whom are immigrants and minorities. These businesses typically have fewer than five employees and annual sales of $100,000 or less, and the loans are provided for use in the businesses or other income generating activities and not for personal consumption. Our borrowers often have no, or very limited, access to loans from other sources other than private money lenders that we believe typically charge very high rates of interest.

On April 26, 2013, we received notice from the US Treasury Department – CDFI Fund that we formally became a Community Development Financial Institution ("CDFI"). The CDFI Fund was created for the purpose of promoting economic revitalization and community development through investment in and assistance to CDFIs. The CDFI Fund was established by the Riegle Community Development and Regulatory Improvement Act of 1994, as a bipartisan initiative. Through monetary awards and the allocation of tax credits, the CDFI Fund helps promote access to capital and local economic growth in urban and rural low-income communities across the nation. On September 24, 2013 we received a written notice that we had been awarded $600,000 from the CDFI Fund and we received the funds on January 23, 2014. By June 30, 2014 we had disbursed $ 600,000 or 100% of the award as new loans. The CDFI requires that we submit financial information and performance reports.

All of our loans are secured by collateral. To the extent that the business utilizes a vehicle in the business, i.e. a delivery truck or a taxi, we require a lien on such vehicle to secure repayment of the loan. We also require that businesses grant us a general security interest in all their equipment, assets and inventory and we file a UCC-1 to perfect such security interest. In addition, we require each stockholder of the borrowing business to individually sign the loans as a co-borrower.

In addition to being entrenched in a market with a strong demand for our services and the expertise in microfinance which we have developed, we believe that our competitive strengths include our efficient operating model which leverages technology, quick turnaround times and our skilled network of specialists. Our strategy is to further expand our loans and product offerings by relying on these strengths. Our strategic goals for the next five years are to:

- build lending assets to expand service to clients within our target market;
- increase revenues through improved portfolio management; and
- expand the volume of lending through expanded development services and marketing. With our current team and system platform, we believe that we can support this level of expansion and deployment.

We intend to finance our expansion by accessing multiple sources of capital, both debt, through the offering of Certificates in this offering and, depending on market conditions, potential future offerings, and equity, from our existing stockholders. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors as well as using funds from the sale of Certificates from our prior Regulation A offering. Securities issued in these types of financings will adversely affect the holders of Certificates to the extent the securities are senior to the Certificates. In addition, to the extent we issue more Certificates, it will be more difficult for us to service the debt These types of financings should not affect holders of the Certificates given that the securities will not be senior to the Certificates. However, increases in our outstanding indebtedness, including an increase in the amount of Certificates outstanding, will make it more difficult to service our indebtedness, including the payments of interest and principal on the Certificates.

History and Evolution

Offices

In October 2007, we were formed as a Florida limited liability company. From March 2008 through June 30, 2014, we have made approximately 1,503 microloans totaling more than $9,577,959 to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean.

We currently operate in one South Florida locations: Miami. By the end of 2014, we anticipate opening two additional Florida locations, one in Broward County and the other in Orlando.

Employees

We currently have three (3) full-time employees, one (1) part time employee and four (4) loan "specialists." We use independent contractors as our loan solicitors instead of hiring full-time loan officers. We refer to our loan officers as "specialists" and we compensate them on a sliding-scale basis depending upon the number and quality of active loans generated by them. By hiring independent contractors and correlating their compensation to active loans, we are able to avoid the fixed salary and employee benefit costs associated with full-time employees and to more closely align compensation with actual loan revenue. Each loan specialist is responsible for covering a defined geographic region between Delray Beach and Homestead, Florida. Our loan specialists go door-to-door in commercial areas with high volumes of small businesses, including flea markets and the Miami neighborhoods of Little Havana and Little Haiti. With the addition of our new locations we anticipate hiring an additional two full time employees and engaging an additional six loan specialists.

Management Experience

Our management and equity owners have extensive microfinance experience in Latin America where microfinance has enjoyed considerable levels of success. In November 2005, our Managing Member, together with certain of our officers and equity holders, founded Banco de Desarrollo del Microempresario ("BDM") in Caracas, Venezuela. BDM quickly achieved positive results and by December 2006 its total assets were $12 million with microloans accounting for 76.9% of such assets. In December 2006, BDM's average loan amount was $3,000, the average term was 9 months, the average interest rate was 36%, and default rates were below 1% of the total microloan portfolio. BDM was sold to a third party in early 2007.

Our Loan Products

We offer three products. Our first and principal product that we currently offer is the "*Our Express Loan.*" The *Our Express Loan* product is intended for small businesses in amounts between $1,500 and $25,000. After all required documents are submitted; we typically approve our loans within 48 hours and fund our loans within 72 hours of approval. For the *Our Express Loan*, we require our borrowers to have owned a business for at least one year or have at least one year of provable business experience. Starting in the third quarter of 2014, we launched our second product, which is "*Equipment Leasing*". This program allows microentrepreneurs to purchase the necessary equipment that they need for their business. No matter the type of equipment from a truck to a refrigerator, we can help achieve the purchase of the asset they need for their business. The maximum amount is up to $30,000 with terms of up to 24 months. To qualify for this program, the business must be currently active for at least 1 year, or the microentrepreneur have provable experience in the field. A down payment of 15% is required. We collateralize all of our loans with business equipment or vehicles depending on the borrower's assets. Based on the quality of the borrower, we will also require guarantors or co-borrowers as a condition of our loans. These guarantors may be business partners, spouses or friends or other members of the extended family that are willing to guarantee the loan.

The third program that we also started offering in the second quarter of 2014 is the "Secured Loan". Our secured loan is an installment type of credit to individuals to help them build or reestablish their credit. This cash-secured loan is extended when a borrower uses their liquid capital to guarantee the loan. As a socially responsible institution and following our mission, we present this product to help the community and assist those affected by the economic crisis. The amount could be from $1,500 up to $5,000. The terms could be from 6 to 12 months. No credit history is required, but the borrower must be 18 years or older, provide proof of residency and income. The cash collateral must be presented to us in the form of a certified check from a banking institution or money order.

Loan Portfolio

Since the commencement of our operations in March 2008 and through June 30, 2014 we have extended an aggregate of approximately 1,503 loans. In the year ended December 31, 2009, we extended an aggregate of approximately 325 loans, an increase of approximately 15% as compared to the 282 loans extended in the year ended December 31, 2008. In the year ended December 31, 2010, we disbursed approximately 298 loans, in the year ended December 31, 2011, we disbursed approximately 131 loans and in the year ended December 31, 2012, we disbursed 102 loans. During the year ended December 31, 2013 we disbursed approximately 173 loans and in the first six months of 2014 we disbursed 192 loans.

The following discloses the number and percentage of loans extended to new borrowers and the number and percentage of loans extended to existing borrowers once the prior loan was paid off (borrowers cannot have more than one loan outstanding) for the periods indicated:

Period	New Loans	Repeat Loans	Total Loans
Year ended December 31, 2008	264 (93.62%)	18 (6.38%)	282
Year ended December 31, 2009	185 (56.92%)	140 (43.08%)	325
Year ended December 31, 2010	105 (35.23%)	193 (64.77%)	298
Year ended December 31, 2011	47 (35.88%)	84 (64.12%)	131
Year ended December 31, 2012	8 (7.84%)	94 (92.16%)	102
Year ended December 31, 2013	52 (30.06%)	121 (69.94%)	173
Six months ended June 30, 2014	67 (34.90%)	125 (65.10)	192
Total	728 (48.44%)	775 (51.56%)	1,503

In the year ended December 31, 2009, the aggregate principal amount of all of the loans that we made was $1,753,348, a decrease of approximately 3.7% as compared to $1,820,844, in the year ended December 31, 2008. In the year ended December 31, 2010, the aggregate principal amount of all of the loans that we made was $1,654,728, a decrease of approximately 5.6% as compared to the amount of loans in 2009. In the year ended December 31, 2011, the aggregate principal amount of all of the loans that we made was $776,671, a decrease of approximately 53.06% as compared to the amount of loans in 2010. In the year ended December 31, 2012, the aggregate principal amount of the loans that we made was $927,149, an increase of approximately 19.38% as compared to the amount of loans in 2011. In the year ended December 31, 2013, the aggregate principal amount of the loans that we made was $1,386,092, an increase of approximately 49.5% as compared to the amount of loans in 2012. During the first six months of 2014 the aggregate principal amount of the loans that we made was $1,239,127.

Loan amounts range from a minimum of $1,500 to a maximum of $25,000. The average amount financed in the six months ended June 30, 2014 was approximately $6,454, as compared to approximately $8,012 in the year ended December 31, 2013. In the year ended December 31, 2012 the average amount financed was approximately $9,090 as compared to approximately $5,929 in the year ended December 31, 2011. The table below sets forth the number and the aggregate principal amount of loans made during the years ended December 31, 2011, and December 31, 2012, December 31, 2013 and the first six months of 2014 respectively, segregated by amount of loan.

	Year Ended December 31, 2011		Year Ended December 31, 2012		Year Ended December 31, 2013	
Amount of Loan ($)	**Number of Loans**	**Aggregate Principal Amount of Loans**	**Number of Loans**	**Aggregate Principal Amount of Loans**	**Number of Loans**	**Aggregate Principal Amount of Loans**
$1,500 to $2,500	23	$ 49,789	11	$ 23,282	6	$ 14,108
$2501 to $5,000	51	$ 198,903	33	$ 128,144	43	$ 166,142
$5,001 to $10,000	42	$ 297,586	19	$ 134,270	69	$ 532,768
$10,001 to $15,000	11	$ 156,953	12	$ 153,299	43	$ 439,053
$15,000 to $20,000	3	$ 47,440	18	$ 297,757	6	$ 104,508
$20,001 to $25000	1	$ 26,000	9	$ 190,397	6	$ 129,513
Total Amount Loaned During Period	131	$ 776,671	102	$ 927,149	173	$ 1,386,092

	Period Ended June 30, 2014	
Amount of Loan ($)	**Number of Loans**	**Aggregate Principal Amount of Loans**
$1,500 to $2,500	1	$ 1,882
$2501 to $5,000	76	$ 341,972
$5,001 to $10,000	91	$ 543,265
$10,001 to $15,000	16	$ 189,840
$15,000 to $20,000	4	$ 68,682
$20,001 to $25000	4	$ 93,486
Total Amount Loaned During Period	192	$1,239,127

As of December 31, 2011, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $982,913. As of December 31, 2012, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $1,304,414. As of December 31, 2013, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $2,122,014. As of June 30, 2014, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $2,478,399

Loan Periods

Loan periods vary by borrower and are generally between six to twelve months. The average term of the loans extended in the year ended December 31, 2011 was 10.5 months. The average term of the loans extended in the year ended December 31, 2012 was 11.4 months. The average term of the loans extended in the year ended December 31, 2013 was 10.76 months. The average term of the loans extended in the year ended June 30, 2014 was 11.07 months.

Our loans are repaid in monthly installments. Borrowers incur closing fees of up to 6% percent and are required to make a guaranteed deposit equal to up to 10% percent of the loan amount.

Interest Payments and Rates

The interest rate that we charge ranges from 15.375% to 18% depending upon the term of the loan. For example, loans with 6 and 7 month terms will have the lowest rate (15.375%) and as the term increases, the rate will increase up to 18%, which is the maximum amount that may be charged under Florida law. The purpose of offering slightly lower interest rates is to motivate our borrowers to accept and repay loans of shorter duration, which, in turn, will generate greater turn over of our loan portfolio.

Interest is computed on a 365/360 basis of the aggregate principal amount of the loan, net of applicable fees, at annual interest rates that are pro-rated to correspond to the term of each loan. The applicable fees are composed of loan origination fees and late fees. Loan origination fees vary from 4% to 5% of the loan amount and this fee is determined by the term of the loan, which could vary from 6-12 months. Late fees are equal to 10% of the borrower's monthly payment. The total amount of interest due is calculated at inception and paid in monthly installments, together with payments of principal and fees. As of December 31, 2012, 2013 and June 30, 2014 our earned weighted average interest rates on loans outstanding were 10.92%, 15.63% and 14.04% respectively. The weighted average rates were calculated by dividing interest income for the period by the average outstanding portfolio of loans under 90 days for the same period. The average outstanding portfolio was determined by adding the beginning and ending balance of the portfolio, and dividing that amount by two.

Credit Evaluation Process

Before we elect to make a microloan, our credit committee analyzes various aspects of potential borrowers, each of whom is presented to the committee by our loan specialists. Our credit committee consists of (1) the microcredit specialist, which is presenting the loan, (2) an internal credit process auditor, (3) our chief operating officer and (4) our chief executive officer. Our internal credit process auditor is responsible for reviewing the loan application and all supporting documentation to ensure that the application complies with the Company's minimum underwriting guidelines.

Loans under $10,000 must be approved by the microcredit specialist, the internal credit process auditor and our chief operating officer. Loans in excess of $10,000 must be approved by the entire credit committee, including the chief executive officer.

Microcredit lending is based on helping those with no access to traditional banking. We believe a potential client can have a bad credit score, due to an incident unrelated to their current business operations, and still be considered credit worthy for a targeted, proceeds-specific loan. As a result we do not use credit reports as the sole determinator of the client's capability and ability to pay. We do require clients to authorize us to check their credit score if necessary. Pursuant to our credit manual, we check the credit score of a client: (1) if there is an incongruence between the registered documents and what the client reports, (2) if there is a disconnect between reported expenses and reported liabilities, and (3) for any loan request above $10,000.

Rather than relying solely on credit scores, we also verify the information provided by the borrowers with public records databases to cross check and verify the personal and business information provided by the client along with the assets and liabilities that they may already have with other financing institutions. The databases that we utilize are: Sunbiz.org (http://www.sunbiz.org), Lexis Nexis (https://risk.nexis.com/RiskManagement/Default.aspx?_nqs_cmd=ANNOUNCEMENTS&_nc_snum=3&ss_fromSessionStart=true&announcementId=172), Driver's License Check (https://www6.hsmv.state.fl.us/DLCheck/dl/pages/dlCheck.jsp), Miami Dade Clerk (http://www2.miami-dadeclerk.com/Public-Records), Broward County Official Records (https://www.clerk-17th-flcourts.org/Clerkwebsite/BCCOC2/PASystemTransfer/CourtTypeSelection.aspx?Destination=CaseSearch.aspx), Palm Beach County Clerk (http://www.mypalmbeachclerk.com/cctrecordsearch.aspx), Blackbook (https://www.lendersolutionsonline.com/Account/Login.aspx), Title Check (http://www.flhsmv.gov/), and UCC Lien Check (www.floridaucc.com). We meet with clients to study their financial records, check inventory, and help create a model of estimated revenues, expenses and profits. The loan specialist assembles character and borrower profile information, including references, personal and business information. The loan specialist also makes a complete financial evaluation of the borrower's business. The evaluation considers various attributes of the business, including how the business operates, its operating margins, and average yearly sales or at least for the last four months of operations. The loan specialist considers all of the borrower's business and family expenses in assessing the borrower's repayment capacity. To account for undisclosed expenses, a borrower's repayment capacity is calculated at 70% of the business's net operating income less the borrower's family expenses.

Once a borrower's ability to pay is substantiated, the loan specialist analyzes the balance sheet and other financial metrics of the borrower or its business to determine and make a recommendation on the loan amount to the credit committee. The loan amount that is approved does not always equal the amount requested by the borrower. Once the credit committee approves a potential borrower the next step in finalizing the loan is to evaluate the borrower's collateral. The collateral must be tangible such as a vehicle, or key equipment or machinery to operate the business equal to 150% of the value of the loan amount. The collateral that we have relating to our current portfolio is vehicles, including passenger cars and commercial trucks. For each of our loans in our portfolio, we have collateral equal to 150% of the original loan amount. The collateral requirement has been the same for all of our loans from March 2008 to the present. In addition, if the collateral is weak, a cosigner may be required. The guarantor/cosigner is subject to the same assessment and guidelines established for the borrower. Moreover, the cosigner information is updated each time the borrower applies for a new loan.

For loans in excess of $10,000, in addition to checking the public records database, we will obtain a credit report of the borrower or its business to assist us in our evaluation of the borrower. However, ultimately, the borrower's credit report or score is only one factor, in addition to the borrower's repayment capacity, the stability and operating history of the borrower's business, the borrower's business acumen and experience, and the type and value of the collateral.

Approximately 60% of all of our borrowers have obtained loans from us in the past. We typically require a borrower to repay any current amounts outstanding before obtaining a new loan. However, if a borrower has established a strong economic reason for a new loan and has maintained his loan in good standing, on occasion we will allow a borrower to refinance an outstanding loan with a new, larger loan.

Our loan and security documents contain customary lender remedies in the case of default by a borrower, including, as described below, the ability to obtain possession of any collateral that is securing the loan in default and declaring the loan in default and accelerating the principal due date.

Defaults; Collection Activities

An integral component of microlending is the active management of loan receivables. At OUR MicroLending, a past due loan is classified as past-due the first day after we do not receive the full interest and principal payment on its due date versus 30 days, which is the standard at many financing institution. If a borrower's regular installment payment becomes past due, we implement a staged collection process which progresses in accordance with the amount of time a payment is past due. From 0 to 45 days, the loan specialist will visit the borrower up to three times and with each visit will deliver a letter of past due notice, which states the urgency of the payment. The first letter reminds the borrower that the payment is late, the second letter serves as a second reminder and includes information regarding late fees and interest, and the third and final letter describes the legal action that will be taken against the borrower if immediate payment does not occur. If the failure to remedy the past due payment continues beyond 45 days, during the period from 45 to 60 days, one of our officers will contact the borrower regarding the consequences of late payment. Often during this collection process, borrowers will offer to make partial payments. We believe the early detection helps borrowers from experiencing financial difficulties. When payment is due, the collection committee gathers financial information from the specialist and listens to the proposal of the client. Based on that information and the client's proposal, we may accept partial payments in certain cases. In these cases, we will not restructure the loan, but will accept the negotiated partial payments and, to the extent that these payments are continuing to be made, will forebear from taking the further collection action discussed below. For loans for which the borrower is making partial payments, we believe that the collateral/guarantor-co-borrower is adequate and the allowance for loan loss could cover any such loan. We have no loan modifications, and therefore no trouble-debt restructurings. For loans making partial payments that were disbursed in 2008 and 2009, we have an allowance for reasonably possible loan losses of 100%. However, these loans continue to be reflected on our books as past-due and the client continues to be closely monitored by its loan specialist.

Once a loan is more than 60 days past due, we will take two types of actions. To the extent that we have received a security interest in a vehicle or other asset for which self-help is a viable remedy, we will use the self-help provisions of the Florida statutes for secured lenders and take possession of the collateral, as described below. For all loans we will employ the services of an external collector. Once a loan is more than 90 days past due, we will initiate legal collection proceedings against the borrower.

Whenever possible, after a default by a loan customer, we will attempt to use statutorily allowed "self help" remedies to obtain possession of any collateral that is securing the loan in default. Florida law permits a secured creditor, after default, to take physical possession of the collateral securing a loan, without any prior judicial intervention or blessing, so long as there is no breach of the peace in obtaining such possession. Normally, such self help remedies apply to collateral in the form of equipment or vehicles where we are able to obtain possession either because the loan customer voluntarily gives possession to us or we are able to obtain such possession by repossessing it without a breach of the peace. A breach of the peace would occur, for example, if a borrower attempted to physically stop the repossession or threatened the repossessing individuals with bodily harm.

If we are not able to use self help, then we would seek to obtain possession of the collateral by requesting an order from a court as part of a legal proceeding to collect on the debt, which would be more costly and time-consuming than using the self help provisions. In either event, whether the collateral is obtained by self help or pursuant to a judicial order, we would seek to sell the collateral to reduce the amount of the debt owed.

Each month we take a reserve equal to 5% of the principal amount of loans that we make during such month. We take a 5% general reserve based on practice in the microfinance industry and recent loss experience. Further, our allowance for loan losses reflects probable loan losses inherent in our loan portfolio as of the date of the balance sheets included in this Offering Circular.

Monthly, we also review the loans which are more than 90 days past due to determine if it is necessary to make a specific reserve for such loan. To the extent the borrower is making partial payments on a loan, we do not take a specific reserve with respect to such loan. Interest income is discontinued at the time the loan is 90 days delinquent, unless the borrower is making partial payments on the loan. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to nonaccrual status in accordance with this policy, typically after 90 days of non-payment.

In the fourth quarter of 2009, we decided that we needed to reevaluate our collections process in order to reduce our past-due loans. As a result we implemented the following initiatives:

<u>Established a Collection and Portfolio Committee</u>. Rather than relying solely on the relevant loan specialist to pursue collection of his or her loans, we adopted a collection committee who is responsible for overseeing the collection of all loans. The collection committee meets twice a month and captures the relevant data about the debt and the debtor. If the collection committee notes any weakening of our ability to collect on the debt, it reports the information to our portfolio committee in order to evaluate the appropriateness of the specific component of the allowance for loan losses. The portfolio committee meets once a month, but also meets quarterly in order to evaluate the specific component of those allowances for loan losses. The collection committee is comprised of (1) the microcredit specialist of the loan, (2) Vice President of Business Development, and (3) the Chief Operating Officer. The portfolio committee is comprised of (1) Vice President of Business Development, (2) the Chief Operating Officer, (3) the Chief Financial Officer, and (4) the Chief Executive Officer.

<u>Accelerated the Collection Process</u>. Rather than waiting for the loan to be 30 days past-due to reach out to the borrower, we adopted a procedure that called for sending a letter to the borrower after the first day of delay, a second letter seven (7) days after the original due date and a third letter by the 30th day after the original due date.

<u>Provided Management with Specialized Microcredit Education</u>. In 2009 we sent our COO, to Bogota, Colombia for training with the Fundación Emprender, and then for an internship with Fundación Mundial de la Mujer (that belongs to Women's World Banking) and Finamerica, each of which are institutions that specialize in microcredits.

<u>Hired Outside Consultants to Assist with Collections</u>. Beginning in the second half of 2010, we have used the advice of a collection office to assist us with the collections process.

As a result of these initiatives, we have improved our collection experience for our past-due loans and the number of loans which have become past-due has decreased as follows:

- In 2008 we made 282 loans, 56 of which, or 19.86%, were more than 90 days late;
- In 2009 we made 325 loans, 31 of which, or 9.54%, were more than 90 day late;
- In 2010 we made 298 loans, 13 of which, or 4.36%, were more than 90 days late;
- In 2011 we made 131 loans, 4 of which, or 3.05%, were more than 90 days late; and
- In 2012 we made 102 loans, 2 of which, or 2.08%, were more than 90 days late.
- In 2013 we made 173 loans, 1 of which, or 0.58%, were more than 90 days late.
- In the first six months of 2014 we made 192 loans, none of which were more than 90 days late

For more information regarding the number of loans made each year, see the chart on page 12.

As of December 31, 2011, 2012, 2013, and June 30, 2014, 191, 191, 69, and 65 respectively, of our loans, with an aggregate principal balance of $956,229, $981,328, $293,273 and $282,729 respectively, were more than 90 days past-due or in default.

The table below sets forth as of December 31, 2011, 2012, 2013 and June 30, 2014 the number and amount of loans that were past due as of such date.

	As of December 31, 2011		**As of December 31, 2012**		**As of December 31, 2013**	
Past Due	Number of Loans	Aggregate Principal Amount of Loans	Number of Loans	Aggregate Principal Amount of Loans	Number of Loans	Aggregate Principal Amount of Loans
31-60	11	$38,308.51	4	$7,989	5	$6,357
61-90	5	$18,592.86	3	$4,601	3	$3,236
91-180	9	$22,435.96	4	$8,695	6	$4,492
181-270	-	-	-	-	-	-
271-360	2	$26.983.09	1	$3,956	-	-
>360	180	$906,810.06	186	$968,677	63	$288,781
TOTAL	**207**	**$1,013,130.39**	**198**	**$993,918**	**77**	**$302,866**

	As of June 30, 2014	
Past Due	Number of Loans	Aggregate Principal Amount of Loans
31-60	4	$3,265
61-90	-	-
91-180	4	$2,623
181-270	-	-
271-360	-	-
>360	61	$280,106
TOTAL	**74**	**$285,994**

As of December 31, 2011, we had 191 loans, with an aggregate principal amount of $956,229 which were classified as more than 90 days past due. Of this amount, 59 loans, with an aggregate principal amount of $280,159, or approximately 30.9% of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

As of December 31, 2012, we had 191 loans, with an aggregate principal amount of $981,328 which were classified as more than 90 days past due. Of this amount, 32 loans, with an aggregate principal amount of $147,358, or approximately 16.75% of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

As of December 31, 2013, we had 69 loans, with an aggregate principal amount of $293,273 which were classified as more than 90 days past due. Of this amount, 36 loans, with an aggregate principal amount of $158,898, or approximately 52.17% of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

As of June 30, 2014, we had 65 loans, with an aggregate principal amount of $282,729 which were classified as more than 90 days past due. Of this amount, 37 loans, with an aggregate principal amount of $157,854, or approximately 56.92% of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

Nonaccrual loans and loans past due 90 days still on accrual at June 30, 2014, were $74,601 and $208,128, respectively. Individually impaired loans at June 30, 2014 amounted to $282,729 and had a respective loan loss allowance allocation of $176,390. At June 30, 2014, the Company did not have any impaired loan without a specific loan loss allowance allocation. At June 30, 2014, the Company did not have any repossessed or foreclosed assets.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2013, were $74,601 and $218,672, respectively. Individually impaired loans at December 31, 2013 amounted to $293,273 and had a respective loan loss allowance allocation of $153,915. At December 31, 2013, the Company did not have any impaired loan without a specific loan loss allowance allocation. At December 31, 2013, the Company did not have any repossessed or foreclosed assets.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2012, were $653,748 and $327,580, respectively. Individually impaired loans at December 31, 2012 amounted to $981,328 and had a respective loan loss allowance allocation of $478,817. At December 31, 2012, the Company did not have any impaired loan without a specific loan loss allowance allocation. At December 31, 2012, the Company did not have any repossessed or foreclosed assets.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2011, were $626,340 and $329,889, respectively. Individually impaired loans at December 31, 2011 amounted to $956,229 and had a respective loan loss allowance allocation of $409,116. At December 31, 2011, the Company did not have any impaired loan without a specific loan loss allowance allocation. At December 31, 2011, the Company did not have any repossessed or foreclosed assets.

Marketing

We run a multiple level marketing campaign using several different mediums to target and attract potential clients.

Radio: We use radio advertisements to contact and solicit our clients to use our services. This is one of the most effective ways of marketing within the region where we operate, as many people have radios and use them as a primary source of entertainment, due to the fact that there is no cost to listen to a radio broadcast. Our radio spots are aired in English and Spanish.

Internet: We operate a full service web site. In addition to marketing materials, our web site provides putative borrowers with interactive features, enabling them to estimate their loan payments.

Print media: We distribute flyers which advertise our product as well as use local newspapers to print full page color ads to promote our company and the specials that we may be having for the holidays.

We intend to broaden our marketing campaign as our company grows through the entire region.

Competition

In South Florida, given the large demand for our products, we face competition from private money lenders. These types of lenders, known as "loan sharks," are willing to make unsecured loans with virtually no conditions other than repayment, and in return charge their borrowers usurious interest rates.

Governmental Regulations

We are required to comply with Florida's usury law, which currently caps the amount of interest that we may charge to a borrower at 18% of the aggregate principal amount of the loan. We are also subject to federal laws applicable to credit transactions, including the Fair Credit Reporting Act, which governs the use and provision of information to credit reporting agencies and the Fair Debt Collection Act, which governs the manner in which consumer debts may be collected by collection agencies.

Properties

We currently lease one office location in South Florida. Our main office is located at 1790 SW 22nd Street, Suite 201 and 203, Miami, Florida 33145. Our rent for our main office is $3,600 per month and the current lease expires in November, 2015.

Profitability

During the six months ended June 30, 2014, our net portfolio outstanding increased from $2,122,014 as of December 31, 2013 to $2,478,399 as of June 30, 2014. This increase in the net portfolio is due to our disbursement of loans using the proceeds received from the sale of Certificates from our prior Regulation A offering. The total amount of new loans during the six months ended June 30, 2014 was $1,239,127, or 89% of the amount of new loans made during the year ended December 31, 2013 of $1,386,092

In the six months ended June 30, 2014 our operating revenues were $848,642. Operating revenues during this period were influenced by disbursement of new loans during this period and the increase in the total loan portfolio; also we were able to disburse the $600,000 award received from the CDFI Fund, which was recorded as income due to the characteristic of the award. The nature of the award is considered a grant since there were no financial contingencies to the receipt of the funds. Since 100% of the funds were disbursed to fund loans, the full amount of the grant was recorded as revenue for the period ended June 30, 2014.Our net portfolio outstanding increased from $2,122,014 as of December 31, 2013 to $2,478,399 as of June 30, 2014 due to our ability to obtain necessary funding to satisfy the growing demand for microfinance during this term. The total amount of new loans during the six months ended June 30, 2014 was $1,239,127, or 89% of the amount of new loans made during the year ended December 31, 2013 of $1,386,092.

During the year ended December 31, 2013, our net portfolio outstanding increased from $1,304,414 as of December 31, 2012 to $2,122,014 as of December 31, 2013. This increase in the net portfolio is due to our disbursement of loans using the proceeds received from the sale of Certificates from our prior Regulation A offering. The total amount of new loans during 2013 was $1,386,092 or 149.50% of the amount of new loans made during the year ended December 31, 2012 of $927,149.

During 2013, our operating revenues were $341,943, or the equivalent of 246.99% of 2012 operating revenues. Operating revenues during 2013 were influenced by a higher disbursement of new loans during this period and the increase in the total portfolio of loans. Our net portfolio outstanding increased from $1,304,414 as of December 31, 2012 to $2,122,014 as of December 31, 2013 due to our ability to obtain necessary funding through satisfy the sale of the Certificates. The total amount of new loans during 2013 was $1,386,092, or 149.50% of the amount of new loans made during the year ended December 31, 2012 of $927,149

During the year ended December 31, 2012, our net portfolio outstanding increased from $982,912 as of December 31, 2011 to $1,304,414 as of December 31, 2012. This increase in the net portfolio is due to our disbursement of loans using the proceeds received from the sale of Certificates from our prior Regulation A offering. The total amount of new loans during 2012 was $927,149 or 119.37% of the amount of new loans made during the year ended December 31, 2011 of $776,671.

Despite the increase in our portfolio, our operating revenues were $138,446 for the year ended December 31, 2012; a decrease of 54.4% compared to the year ended December 31, 2011. This decrease was negatively influenced by a lower disbursement of new loans during the first eight months of the year. We received $943,500 in proceeds from the sale of Certificates which were used to disburse loans, of them, $660,000 was sold during September 2012 and new loans were disbursed in September.

During 2011, our operating revenues were $303,688, or the equivalent of 52.20% of 2010 operating revenues. Operating revenues during 2011 were negatively influenced by a lower disbursement of new loans during this period and the decrease in the total portfolio of loans. Our net portfolio outstanding decreased from $1,490,939 as of December 31, 2010 to $982,912 as of December 31, 2011 due to our inability to obtain necessary funding to satisfy the growing demand for microfinance during the economic down-turn. The total amount of new loans during 2011 was $776,671, or 46.93% of the amount of new loans made during the year ended December 31, 2010 of $1,654,728.

The salaries and related expenses paid to our employees of $521,345 in 2010 were approximately 90% of our total interest and noninterest income in 2010. As of December 31, 2011, these expenses were $465,947 and as of December 31, 2012, these expenses were $358,974. As of December 31, 2013, these expenses were $365,711 and as of the six months ended June 30, 2014, these expenses were $201,899. We expect that salaries and related expenses paid to our employees, particularly our loan specialists, will continue to comprise a large portion of our expenses and a large percentage of our income because we believe that our success is dependent upon the productivity and success of our loan specialists.

Our operating expenses increased from $1,046,188 in 2010 to $1,085,824 in 2011 due to professional fees related to the filling of the Form 1-A, of which this Offering Circular forms a part. During the year ended December 31, 2012, operating expenses decreased to $681,921 due to an effort to improve our performance based on budget cuts. During the year ended December 31, 2013, operating expenses were $711,040 and for the six months ended June 30, 2014 operating expenses were $396,371. We now have four loan specialists instead of eight, we closed our branch in Hialeah, and we reduced our communications expenses. Management expects that this rationalization in expenses will remain stable through the near future.

On September 24, 2013 we received a written notice that we had been awarded $600,000 from the CDFI Fund and we received the funds on January 23, 2014. By June 30, 2014 we had disbursed $ 600,000 or 100% of the award as new loans that are included as income due to the characteristics of the award. Due to the additional loans made pursuant to the CDFI award, we had net income of $452,271. For the year ended December 31, 2013 we incurred a net loss of $369,097. We incurred a net loss of $464,435 for the year ended December 31, 2010. During 2011, we incurred a net loss of $782,136. For the year ended December 31, 2012, we incurred a net loss of $543,475. We expect to continue to incur net losses in the near future until our loan portfolio generates sufficient interest revenue to fund our fixed expenses. Until we are profitable, we expect to fund any net losses with additional capital contributions from our members and loans provided by our officers, family members of our officers and certain of our equity investors. As of June 30, 2014, the principle amount of these short-term loans outstanding was $72,672. We have historically renewed these loans and intend to continue to renew such loans at their maturity for the foreseeable future. We received instructions from the lenders advising us to continue the renewal of their loans at maturity as follows: 100% of them advised us to renew the loans quarterly. As a result, loans in the aggregate principal amount of $72,672 will renew every 90 days. The main reason for the decrease in debt is due to a conversion from debt to equity. Although there can be no assurance, at the time of renewal of these loans, for the foreseeable future, we believe that we will have sufficient funds to cover the amounts due under these loans. If our cash flows from operations are not sufficient to cover these amounts, we will obtain such funds from our members or our equity investors, or will obtain additional renewals of such loans.

Impaired loans at December 31, 2013 and June 30, 2014 were respectively $293,273 and $282,729, decreasing in 3.59% of a total portfolio increase of 16.79% (from $2,122,014 to $2,478,399). Total impaired loans to our total portfolio were 13.82% in 2013 and 11.40% in 2014, demonstrating a significant increase in the quality of the portfolio. Simultaneously the total allowance for loan loss increased 28.68%, from $212,000 to $272,807, and most of this increase was allocated to the specific allowance that covers the impaired loans.

In order to improve our liquidity position, as discussed above under "Defaults; Collection Activities," in the fourth quarter of 2009, we implemented initiatives designed to improve our collections process in order to reduce our past-due loans and increase our cash flow. In addition, we have been proactive in seeking new funding sources, including the offering of the Certificates, and actively managing costs and expenses. However, these actions have not yet improved our liquidity position, and we cannot assure you that these actions will remedy the material deficiency in our liquidity position in the future.

USE OF PROCEEDS

The proceeds from the sale of the Certificates offered hereby will be used to fund additional microloans. Assuming that we issue the maximum amount of Certificates, we estimate that the net proceeds from the sale of the Certificates will be approximately $4,613,422, which will be used as follows:

	Amount	Percentage of Maximum Offering
Total Proceeds	$4,613,422	100%
Less: Offering Expenses		
Commission and Finders Fees	0	
Legal and Accounting	0	
Printing and Advertising	0	
Net Proceeds from Offering	$4,613,422	100%
Use of Net Proceeds		
Micro Loans	$4,613,422	100%

In the event we issue less than the maximum amount of Certificates, we will use any net proceeds from the sale to fund additional microloans.

The Company is paying directly for the costs of the Offering; which are estimated to be approximately $40,000 and no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. The Company may temporarily invest proceeds in income producing securities and Treasury Bills of short maturities, before it disburses funds to make microloans.

CAPITALIZATION

The following table sets forth the Company's capitalization as of the most recent balance sheet date.

	June 30, 2014	
	Actual	Pro Forma as Adjusted
DEBT	$ 1,835,906	$ 6,449,328
OWNERS' EQUITY		
Equity interests	$ 953,293	$ 953,293
Total capitalization	$ 2,789,199	$ 7,402,621

DESCRIPTION OF CERTIFICATES

The following description is a summary of the material provisions of the Certificates. It does not restate the terms and material provisions of the Certificates in their entirety. We urge you to read the Certificates because they, and not this description, will define your rights as a holder of the Certificates. A copy of the form of the Certificates is available to you upon request.

The Certificates are not equity securities but are unsecured debt securities. The Certificates are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Brief description of the Certificates

The Certificates will be our unsecured obligations and will:

- rank equally with all of our existing and future unsecured indebtedness;
- rank senior to all of our future subordinated indebtedness, if any;
- be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the value of the assets securing such obligations; and
- be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

Principal, maturity and interest

The Certificates will be issued in the minimum amount of $1,000, and in multiples of $100 for any amount greater than $1,000. The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's bank.

The interest rate for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily based upon a 30-day month and a 360-day year. To determine the current rates, prospective investors in the Certificates should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.

The interest rate for each Certificate is based on the following formula and varies according to the term of the Certificate as follows:

6 Months Certificate Rate = 6 Months T Bill plus 5.75%.
9 Months Certificate Rate = 6 Months T Bill plus 6.25%.
12 Months Certificate Rate = 1 Year T Bill plus 7.75%.
15 Months Certificate Rate = 1 Year T Bill plus 8.25%.
18 Months Certificate Rate = 1 Year T Bill plus 9.00%.

"T Bill" is defined as the "Constant Maturity Treasury Bill Monthly Average Yield." The source of T Bill yield data will be the Federal Reserve or a similar credible source.

We will pay interest on Certificates quarterly, semi-annually or at maturity, at the holder's option.

For Example, if you invested $ 1,000 on December 8th, 2014:

1) the T-Bill rate that would be used would be the rate posted by the Federal Reserve on Monday, December 1st, 2014;
2) the total interest rate that you would receive would be based on the term that you selected as set forth below; and
3) your interest payments would be paid either at maturity, for loans of 12 months or less, or annually for loans of 15 months or 18 months as set forth below.

Term	T-bill	Spread	Total Interest Rate	Interest Payments and Payment Date
6	0.07	5.75	5.82%	$29.10 on June 8th, 2015
9	0.07	6.25	6.32%	$47.40 on September 8th, 2015
12	0.14	7.75	7.89%	$78.90 on Decemberr 8th , 2015
15	0.14	8.25	8.39%	$83.90 on December 8th, 2015 and $20.98 on March 8th, 2016
18	0.14	9.00	9.14%	$91.40 on December 8th, 2015 and $45.70 on June 8th, 2016.

If you invested $1,000, then interest would be payable, calculated on the higher principal amount, on the dates set forth above or, at your option, quarterly on each of March 8, June 8, September 8 and December 8 until maturity.

Optional prepayment

The Certificates may be prepaid in whole or in part at any time prior to their respective maturity dates without premium or penalty.

Events of default

The Certificates provide that each of the following constitutes an "Event of Default" with respect to the Certificates:

(a) our failure to make a payment when due under the Certificates (i) of any interest payment within five (5) business days of when the interest payment is due, or (ii) of the entire outstanding balance of principal and interest on the maturity date; or

(b) if we voluntarily file a petition under the Federal Bankruptcy Code, or under any similar or successor Federal statute relating to bankruptcy, insolvency arrangements, or reorganizations; or if we fail to obtain a vacation or stay of involuntary proceedings brought for the reorganization, dissolution or liquidation of us; or if we are adjudged a bankrupt, or upon our dissolution, business failure or discontinuance as a going concern business; or if a trustee or receiver shall be appointed for us or for our property; or if there is an attachment, execution or other judicial seizure of any portion of our assets, and such seizure is not discharged within ten (10) days.

If any Event of Default occurs and is continuing, at the option of the holders, the entire outstanding principal balance due under the Certificates and all accrued and unpaid interest on the Certificates will become immediately due and payable by us without further action or notice at the option of the holders.

Form of Certificates

All Certificates will be issued in fully registered form. The Company is entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

Payment or Rollover at Maturity

The Certificates will be subject to automatic rollover. Fifteen business days before the maturity date of the Certificate, the Company will contact the holder telephonically and send a notice to the holder by first class mail at the holder's address that the Certificate is going to mature and request whether the holder wishes to let the Certificate rollover, or to be repaid. The Company will repay holders who notify it ten business days before the maturity date that they wish to be repaid. Unless the holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects to repay the Certificate, the Certificate will be automatically rolled-over into a new Certificate at the interest rate then being offered by the Company based on the same term as the original Certificate. The holder may elect to roll-over all, or a portion of, the Certificates it owns. To determine the interest rate applicable to the rolled-over Certificate, holders should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Certificate, and the frequency of interest payments will be identical to the frequency of the original Certificate.

Due to automatic rollover, investors will not receive payment of principal at maturity or subsequent payment dates unless the investor complies with the procedures for notification and delivery of Certificates. In order to receive payment of principal upon maturity, the holder must notify the Company ten business days before the Certificate's maturity date that it elects not to let the Certificate rollover and it must present the Certificate to the Company for payment. Notification of the election to not rollover Certificates may be made in writing or via telephone or facsimile. Notification and delivery of the Certificate must be made to the Company's office located at 1790 SW 22nd Street, Suite 201, Miami, Florida 33145, attention: Investor Services, or by facsimile at (305) 854-8115, by the Certificate's maturity date. In order to be effective, such notification must be received at the Company's office, or by facsimile, by the maturity date. If the Company does not receive the notification by such time, the Certificates will be rolled-over.

For example, if your original Certificate had a term of 15 months and you elected to be paid interest quarterly, the rolled-over Certificate would also have a term of 15 months, interest would be paid quarterly and the interest rate would be based on the above formula for new Certificates with a term of 15 months. If you have any questions regarding the roll-over of Certificates, please call: Investor Services at (305) 854-8113.

Lost, Stolen or Destroyed Certificates: Issuance of New Certificates

If a holder loses his or her Certificate, or the Certificate is stolen or destroyed, the Company will issue a new Certificate in the place of the lost, stolen or destroyed Certificate if the holder gives the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any Certificate or the issuance of a new Certificate.

Lack of Public Market

There is no public market for the Certificates, and none is expected to develop for their purchase and sale.

Financial information provided to investors

Beginning with the 2014 fiscal year end, in addition to the financial information provided in this Offering Circular, the Company will provide a copy of its financial statements to all holders of Certificates within 120 days after the end of each fiscal year.

PLAN OF DISTRIBUTION

The Company is offering the Certificates directly to investors, without an underwriter or selling agent. The Certificates will be sold by the Company's officers, including Emilio M. Santandreu, on an ongoing and continuous basis, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all, or a minimum number of the Certificates are not sold. The officers who will be offering the Certificates are not deemed to be brokers under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended. In accordance with the provisions of Rule 3a4-1(a), officers who sell Certificates will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

Management maintains the right to retain outside professionals, including placement agents, in the event the efforts of our officers are unsuccessful. Disclosure of any fees to be paid to outside professionals or consultants will be disclosed at the time any such placement arrangement arises, if at all.

Once the Offering is qualified by the Commission and target registration states, we are permitted to generally solicit investors who reside in those states by use of various advertising mediums, such as print, radio, TV, and the Internet. We plan to primarily use the Internet through a variety of existing Internet advertising mechanisms, such as adwords and search engine optimization (e.g., placement on Yahoo and Google). As a result, it is anticipated that Internet traffic will arrive at a section of our website where prospective investors, who must register on our website and live in jurisdictions where the Certificates are permitted to be offered and sold, can find additional information regarding the Offering and may initiate a purchase of the Certificates in compliance with the Subscription Agreement.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

Our operating agreement provides that, subject to the approval of our owners, profits shall be distributed to our owners on an annual basis. No distributions were made to our owners in 2008, 2009, 2010, 2011, 2012, and 2013. At this time, we do not anticipate making any distributions in 2014.

EXECUTIVE OFFICERS AND MANAGING MEMBER

The following list names each person who serves as an executive officer or Managing Member of the Company.

Name	Age	Position
Emilio M. Santandreu	62	President, Chief Executive Officer, and Managing Member
Omar Alireza	34	Chief Financial Officer
Melina Santandreu	36	Marketing Director
William Mateo	40	Vice President of Business Development

Emilio M. Santandreu has served as our President, Chief Executive Officer, and Managing Member since he co-founded the Company in October 2007. He also served as our Chief Financial Officer from October 2007 until Mr. Alireza becomes our Chief Financial Officer in 2012. From 2004 to 2007, Mr. Santandreu served as Chief Executive Officer of BDM, a microfinance company that he founded in Venezuela. Mr. Santandreu has also served as chief executive officer for several other financial and insurance companies in Venezuela, including C.A. Seguros la Occidental (2001-2004), Sanitas Venezuela, S.A. (1998-2001) and Consalud 800 (1993-1998). Mr. Santandreu holds an undergraduate degree in Industrial Engineering from Universidad Católica Andres Bello and a master's degree in Business Administration from IESA Caracas.

Omar Alireza has served as our Chief Financial Officer since 2012. Mr. Alireza possesses national and international professional experience in analysis, evaluation and creation of businesses. He holds a Master in Business Administration from the Instituto de Empresa in Madrid, Spain, has experience with multicultural teams, and has the ability to negotiate in Spanish and English. Mr. Alireza has been working in microfinance since 2003 gathering experience in both for-profit and nonprofit institutions like Opportunity Fund in California, where he held the title of Small Business Director from 2010 to 2012. Before working for Opportunity Fund, Omar Alireza worked since inception with OUR MicroLending, LLC.

Melina Santandreu has served as our Marketing Director since August 2010. Ms. Santandreu was directly involved in the marketing plan development for BDM in Venezuela, and has worked in the microfinance industry for over two years. Ms. Santandreu holds an undergraduate degree in Hospitality Administration and a Master's degree in Business Administration and Leisure Management from Escuela de Administracion de Empresas (EAE) in Spain. Prior to joining Our MicroLending she worked as a Marketing Consultant for L Hotels Corporation in Venezuela from July 2008 until October 2009, and as Account Manager for MD Nexus Publicidad in Caracas from October 2007 until July 2008. Her experience in marketing also includes Palm Beach Travel and Tourism Agency as Marketing Manager in Caracas, Hard Rock Café Margarita Island as Marketing Manager, and PGE Joseph Casellas in Barcelona as Event Coordinator

William Mateo has served as our Vice President of Business Development since April 2011. Prior to joining the Company, Mr. Mateo served as Regional Program Director for ACCION USA-Miami, which is the largest microfinance institution operating in the United States. Mr. Mateo worked for the ACCION USA network for 13 years where he held various positions, including Team Leader (1999- 2003), Sr. Business Development Officer (2003-2006), and most recently as Regional Program Director at ACCION USA (2003-2011). Mr. Mateo completed his Bachelor's Degree in Business Administration from The New York Institute of Technology.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of June 30, 2014, with respect to the beneficial ownership of our equity interests, which are the only class of equity securities we have issued and outstanding, by (i) each person known by us to be the beneficial owner of more than 10% of our outstanding equity interests, and (ii) our executive officers and Member as a group:

Name and Address of Member	Percentage of Membership Interests Held
OUR Financial Holdings (1) c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 Emilio Santandreu 31.05% c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 Emilio M. Santandreu and Our Financial Holdings combined c/o OUR MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145	16.71% 31.05% 47.76%
All Executive Officers and Managing Member as a group (2)	49.16%

(1) Our Financial Holdings, INC is beneficially owned by Emilio M. Santandreu. The business address of Emilio M. Santandreu is c/o Our Microlending, LLC, 1790 SW 22nd Street, Suite 201, Miami, Florida 33145.
(2) Omar F. Alireza, our Chief Financial Officer, owns 1.40% of the equity interests of the Company.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

During the past five years and until June 30, 2014 we have received loans from Mr. Santandreu, directly ($276,500), and through a related company, OUR Financial Holdings, Inc ("Financial Holdings"), ($700,600) in the aggregate principal amount of $977,100. On August 31, 2011, Mr. Santandreu instructed the Company to apply $232,267 of the $242,000 owed to him by the Company, and recorded in loans payable as of June 30, 2011, against the amount of capital that he owes to the Company pursuant to capital contributions that he is required to make as a member of the Company. This reduced the balance of the amount due from members and loans payable by $232,267 as of August 31, 2011. On December 31, 2011, Mr. Santandreu instructed the Company to apply the remaining $9,733 of the $242,000 owed to him by the Company, also, he instructed the Company to apply the $290,267 of the $683,600 owed to Financial Holdings and recorded in loans payable as of June 30, 2011, against the amount of capital that he owes to the Company pursuant to capital contributions that he is required to make as a member of the Company. This reduced the balance of the amount due from members and loans payable by $300,000 as of December 31, 2011. On September 30, 2012, Mr. Santandreu instructed the Company to apply $200,000 of the $393,333 owed to him and Financial Holdings against the amount of capital that they owe to the Company pursuant to capital contributions they are required to make as members of the Company. This reduced the balance owed to Financial Holdings to $193,333 as of September 30, 2012. On December 31, 2012, Mr. Santandreu instructed the Company to apply $193,333 of the $193,333 owed to him and Financial Holdings against the amount of capital that they owe to the Company pursuant to capital contributions they are required to make as members of the Company. On March 31, 2014, Mr. Santandreu instructed the Company to apply $51,500 of the $51,500 owed to him and Financial Holdings against the amount of capital that they owe to the Company pursuant to capital contributions they are required to make as members of the Company. This reduced the balance owed to Financial Holdings to $0 as of June 30, 2014.

We have also received loans from family members of Mr. Santandreu, members and persons, or entities related to the members, in the aggregate principal amount of $429,242. These loans have terms of 90 or 360 days and bear interest at the rate of 6% to 8%. These loans that have matured prior to the date of this Offering Circular have been rolled-over and have the same terms as the original loans. We received instructions as of December 2013 from the lenders of the remaining loans to renew their loans at maturity as follows: 80.67% of them instructed us to renew the loans for three years and the remaining 19.33% instructed us to renew the loans quarterly. As a result, loans in the aggregate principal amount of $72,672 will be renewed every 90 days for three years.

The following is a summary of the loans from family members of Mr. Santandreu, members and persons, or entities related to the members as of June 30, 2014. There are no loans outstanding from Mr. Santandreu directly or Financial Holdings:

Name	Amount	Term	Number	Avg. Rate	New/Renewed	Total ($)
Persons Related to Mr. Santandreu	$72,672	90	1	6%	R	$72,672
						$72,672

As a result, loans in the aggregate principal amount of $72,672 will be renewed every 90 days.

These loans from related persons rank equally with the Certificates being issued in the Offering.

Other than the capital contributions from our equity owners and loans from Mr. Santandreu, his family members, and Mr. Gonzalez described above, we are not doing business with any of our officers, our Managing Member, key personnel or 10% owners of our outstanding equity interests or any of their relatives. We do not have any employment agreements with any of our employees or officers. The following table sets forth the compensation for each of our executive officers and key personnel and our Managing Member, as a group, for the past fiscal year:

Name	Title	Cash
Emilio M. Santandreu	President, Chief Executive Officer and Managing Member	$126,000
Omar Alireza	Chief Financial Officer	$66,000
Melina Santandreu	Marketing Director	$38,880
William Mateo	Vice President of Business Development	$55,800
	Total:	$286,680

LITIGATION

Other than routine collection activities in respect of defaulting clients we are not engaged in, nor are we aware of any pending, litigation.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the Certificates. The summary is based on the Internal Revenue Code (the "Code"), and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified with possible retroactive effect. This summary applies to you only if you acquire the Certificates for cash in this Offering at the initial offering price and hold the Certificates as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to you in light of your particular circumstances and it does not address state, local, foreign, alternative minimum or non-income tax considerations that may be applicable to you. Further, this summary does not deal with holders that may be subject to special tax rules, including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders (as described below) whose functional currency is not the U.S. dollar, certain U.S. expatriates or holders who hold the Certificates as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated transaction for U.S. federal income tax purposes. You should consult your own tax advisor as to the particular tax consequences to you of acquiring, holding or disposing of the Certificates.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Certificate that, for U.S. federal income tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person, or (ii) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a Certificate that is neither a U.S. Holder nor a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Certificates, then the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that holds Certificates or a partner in such a partnership, you should consult your own tax advisor as to the particular U.S. federal income tax consequences applicable to you.

U.S. Holders

Interest

We anticipate that the Certificates will not be issued with original issue discount for U.S. federal income tax purposes. In such case, if you are a U.S. Holder, interest on a Certificate will generally be taxable to you as ordinary interest income as it accrues or is received by you in accordance with your usual method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Other Taxable Dispositions of Certificates

If you are a U.S. Holder, upon the sale, exchange, redemption, retirement or other taxable disposition of a Certificate, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of the cash and the fair market value of any property you receive on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously taken into income), and (ii) your adjusted tax basis in the Certificate. Your adjusted tax basis in a Certificate will generally be equal to your cost for the Certificate, reduced by any principal payments you have previously received in respect of the Certificate. Such gain or loss will generally be treated as capital gain or loss and will be treated as long-term capital gain or loss if your holding period in the Certificate exceeds one year at the time of the disposition. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

U.S. federal backup withholding may apply to payments on the Certificates and proceeds from the sale or other disposition of the Certificates if you are a non-corporate U.S. Holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the "IRS").

A U.S. Holder will also be subject to information reporting with respect to payments on the Certificates and proceeds from the sale or other disposition of the Certificates, unless such U.S. Holder is an exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

Interest

Subject to the discussion of backup withholding and information reporting below, if you are a Non-U.S. Holder, payments of interest on the Certificates to you will not be subject to U.S. federal income tax (including branch profits or withholding tax), provided that:

- you do not, directly or indirectly, actually or constructively, own 10% or more of the voting power of the stock of OUR MicroLending, LLC;
- you are not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of your trade or business;
- you are not a controlled foreign corporation for U.S. federal income tax purposes that is, actually or constructively, related to us (as provided in the Code);
- the interest payments are not effectively connected with your conduct of a trade or business within the United States; and
- you meet certain certification requirements.

You will satisfy these certification requirements if you certify on IRS Form W-8BEN, or a substantially similar substitute form, under penalties of perjury, that you are not a United States person within the meaning of the Code, provide your name and address and file such form with the withholding agent. If you hold the Certificate through a foreign partnership or intermediary, you and the foreign partnership or intermediary must satisfy certification requirements of applicable Treasury regulations.

Even if the requirements listed above are not satisfied, you will be entitled to an exemption from or reduction in U.S. withholding tax provided that:

- You are entitled to an exemption from or reduction in withholding tax on interest under a tax treaty between the United States and your country of residence. To claim this exemption or reduction, you must generally complete IRS Form W-8BEN and claim this exemption or reduction on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files; or
- The interest income on the Certificates is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete IRS Form W-8ECI.

You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Dispositions of Certificates

Subject to the discussion below regarding backup withholding and information reporting, if you are a Non-U.S. Holder, you will not be subject to U.S. federal income tax (including branch profits tax) on the gain you realize on any sale, exchange, redemption, retirement or other taxable disposition of a Certificate, unless:

- the gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable treaty (and you comply with applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. "permanent establishment";
- you are an individual and have been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or
- a portion of the gain represents accrued but unpaid interest, in which case the U.S. federal income tax rules for interest would apply to such portion.

U.S. Trade or Business

If interest on a Certificate or gain from a disposition of the Certificates is effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable treaty, you maintain a U.S. "permanent establishment" to which the interest or gain is attributable, you will generally be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if you were a U.S. Holder. If you are a foreign corporation, you may also be subject to a branch profits tax of 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Under current U.S. federal income tax law, backup withholding and information reporting may apply to payments made by us (including our paying agents) to you in respect of the Certificates, unless you provide an IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder or otherwise establish an exemption. We (or our paying agent) may, however, report payments of interest on the Certificates.

The gross proceeds from the disposition of your Certificates may be subject to information reporting and backup withholding tax at the applicable rate. If you sell your Certificates outside the United States through a foreign office of a foreign broker and the sales proceeds are paid to you outside the United States, then the backup withholding and information reporting requirements will generally not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Certificates through the foreign office of a foreign broker that is, for U.S. federal income tax purposes:

- a United States person (within the meaning of the Code);
- a controlled foreign corporation;
- a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or
- a foreign partnership with certain connections to the United States;

unless such broker has in its records documentary evidence that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. In addition, backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that you are a United States person.

You should consult your own tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending on a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the Certificates, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

FINANCIAL STATEMENTS

OUR MICROLENDING, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

(UNAUDITED)

TABLE OF CONTENTS

OUR MICROLENDING, LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2012
(UNAUDITED)

ASSETS

Cash and Cash Equivalents	$	14,221
Accrued Interest Receivables, Net	$	106,821
Other Current Assets	$	21,369
Loan Receivables, Net	$	1,304,414
Property and Equipment, Net	$	80,331
Deposits	$	10,335
Other Assets, Net	$	133,560
TOTAL ASSETS	**$**	**1,671,051**

LIABILITIES AND MEMBERS' CAPITAL
LIABILITIES

Accounts payable	$	31,180
Guaranteed Deposits	$	115,269
Loans Payable	$	219,539
Investment Certificates - Regulation A	$	673,500
ACCRUED INTEREST		
Accrued Interest - Loans Payable	$	8,354
Accrued Interest - Investment Certificates	$	3,090
Total Liabilities	$	1,050,932

MEMBERS' CAPITAL

MEMBERS' CAPITAL	$	620,119
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**1,671,051**

OUR MICROLENDING, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2012
(UNAUDITED)

REVENUE		
Commission Income	$ 33,710	
Interest Income	$ 100,504	
Other Income	$ 4,232	
Total Income		$ 138,446
OPERATING EXPENSES		
Amortization	$ 33,253	
Advertising	$ 32,457	
Bad Debt Expenses	$ 92,934	
Depreciation	$ 12,957	
Interest	$ 41,923	
Legal and Professional Fees	$ 19,181	
Rent	$ 51,729	
Salaries and Related Expenses	$ 358,974	
Other Operating Expenses	$ 38,513	
Total Operating Expenses		$ 681,921
NET LOSS		**$ (543,475)**

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2012
(UNAUDITED)

CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(543,475)
Adjustment to reconcile net loss to net		
Cash used in operating activities:		
Amortization	$	33,253
Bad debt Expenses	$	92,934
Depreciation	$	12,957
Increase in:		
Accrued Interest Receivable	$	(6,836)
Other Assets	$	5,942
Accounts payable	$	(36,827)
Guaranteed Deposits	$	(20,521)
Accrued Interest Payable (Loans Payable)	$	(14,910)
Accrued Interest Payable (Regulation A)	$	3,090
Net cash (used in) operating activities	**$**	**(474,393)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans Made to customers	$	(927,149)
Proceeds from loan payments	$	512,713
Net cash (used in) Investing activities	**$**	**(414,436)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Loan Payable Borrowings	$	139,154
Proceeds from Regulation A Borrowings	$	673,500
Repayment of borrowings	$	(46,605)
Contributions from members	$	121,745
Net cash provided by financing activities	**$**	**887,794**
NET INCREASE IN CASH AND CASH EQUIVALENT	**$**	**(1,035)**
CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR	**$**	**15,256**
CASH AND CASH EQUIVALENT AT END OF YEAR	**$**	**14,221**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for Interest Loan Payable	$	43,092
Cash paid for Interest Regulation A	$	10,651
Cash received from Interest	$	93,668
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Loans payable converted to members' capital (Note 7)	$	586,326
Reclassification of accrued interest of loans payable	$	33,428

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

OUR MicroLending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. Microfinance Investment Company, LLC (a wholly owned "Subsidiary") was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR MicroLending, LLC.

Our MicroLending, LLC is a limited liability company in which ownership is documented in the form of membership not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relation to a member's percentage of ownership. It is for this reason that no earnings per share (EPS) or similar calculations are included in the Consolidated Statement of Change in Members' Equity.

In the opinion of the Company's management, all adjustments (including normal recurring adjustments) considered necessary to present fairly the consolidated financial statements have been made.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR MicroLending, LLC and Subsidiary ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

The Company has chosen to aggregate certain smaller balances (less than $10,000) not deemed material throughout the financial statements for which detailed information is not provided unless specifically required under accounting principles generally accepted in the United States of America.

All specific accounting detail is available to the Company's members upon request.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR MicroLending, LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents, except for those amounts held for long-term investment purposes, which are included in investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accrued Interest Receivable

Accrued Interest Receivable is reported net of any allowances for probable losses.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses.

The Company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date. All payments received from the borrowers are first applied against any collection expense incurred by the Company, any late fee assessed to the borrower, outstanding interest and finally against the outstanding principal as documented in the borrowers' promissory note.

Interest income on loans is recognized based on the principal amount outstanding and the related rate of interest. The accrual of interest on loans is discontinued when, contractually, a loan becomes 90 days past due, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status (i.e., after 90 days of delinquency), all interest previously accrued but not collected is reversed against current period interest income. When the loan is taken off nonaccrual status or when the loan becomes current, the accrual of interest income is resumed.

Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans that are past due for more than 30 days are charged the highest interest rate permissible by law.

A loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Application of this policy by the Company entails the individual identification of loans that are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and/or payment shortfalls generally are not classified as impaired. Impaired loans that do not meet the criteria described above are considered nonaccrual and are accounted for as such.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowances for Loan Losses and Accrued Interest Receivable

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.

The company maintains an unallocated component of the allowance for loan losses to cover uncertainties that could affect management's estimate of probable losses, such as: the margin of error/imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general components of the allowance for loan losses.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company reviews the specific allowance for loan losses component of each impaired loan on a quarterly basis and more frequently if additional information is obtained that would indicate any further weakening of the Company's ability to collect on the debt. The Collection Committee meets twice a month and captures the relevant data about the debt and the debtor. If the Collection Committee notes any weakening of the Company's ability to collect on the debt, it reports the information to the Portfolio Committee in order to evaluate the appropriateness of the specific component of the allowance for loan losses. A relevant data for loss is captured every two weeks, as the Collection Committee meets. Also, the Portfolio Committee meets once a month and quarterly, this meeting is used to capture relevant loss data for its historical loss experience.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective interest rate at inception.

Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

At the same time and following the same methodology the Company also evaluates the collectability of the accrued interest receivable in order to estimate probable losses on the accrued interest receivable.

At each balance sheet date the total increase on these allowances is charged to bad debt expense in the consolidated statements of operations and of cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Guaranteed Deposits

As a condition of credit each customer is required to provide to the Company a cash deposit. These deposits are held by the Company for the purpose of guarantying payment shortfalls throughout the life of the loan, be it late fees, interest, principal, or any other charges against the borrower. They typically range between 5% and 10% of the original note.

Guaranteed deposits when collected are retained directly from the loan proceeds of the respective credit. These deposits are noninterest earning and are used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment.

These deposits are recorded on the balance sheet as liabilities under the caption "Guaranteed Deposits."

Loans Payable

The Company has borrowed funds from its members and persons and/or entities related with the members for the purpose of financing growth. These loans are carried at interest rates ranging from 6% to 8% and terms ranging from 90 to 360 days. Historically the majority of these loans have been renewed at maturity under the same or new terms agreed to between the Company and the lender.

Revenue Recognition

Commission Income- the Company collects loan fees that range up to 6% from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs which are also recorded as incurred. Commission fees are only collected if credit is granted. The Company incurs and records the processing expenses regardless of whether the loan is funded or not. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of costs been amortized. Accordingly all commission income is recorded at the settlement date of each loan and does not differ materially from FASB Codification ASC 310-20.

Interest income- is recognized on the interest method and is based on the principal balance. Interest income is recognized as accrued at the borrowers' stated rate. Interest income also includes interest accrued on loans past due greater than 30 days at the highest rate permissible by law. Interest income is accrued on the unpaid principal balance.

Other Income- comes occasionally from operations not directly related with microcredits such as treasury, factoring or merchant cash advance loans.

Advertising Costs

The Company expenses advertising costs as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR MicroLending, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on a cash basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value, except for some loans payable whose maturities are less than 36 months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 3 – ACCRUED INTEREST RECEIVABLE

Accrued interest receivables on performing loans as of December 31, 2012 was $165,910 and had a respective allowance for account receivable losses of $59,089.

Activity in the allowance for accrued Interest Receivable losses was as follows:

Beginning balance	$	59,089
Provision for Accrued Interest Receivable losses		-
Ending Balance	$	59,089

The amount of net interest receivables on performing loans as of December 31, 2012 was $106,821.

NOTE 4 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 282 micro-financing loans with individual outstanding balances ranging from $500 to $25,000 with an average balance of approximately $7,434. These loans typically carry stated interest rates of 18% and have terms of less than twelve months. In most cases the loans are secured, or partially secured, by some form of collateral and each is personally guaranteed by the owners of the businesses. Each loan is specifically customized to the needs of the small and/or minority business and therefore, the terms of each loan receivable vary. At December 31, 2012 loans receivable totaled $2,096,408 and had a respective loan loss allowance of $791,994.

Activity in the allowance for loan losses was as follows:

Beginning balance	$ 699,060
Provision for loan losses	92,934
Loans charged-off	-
Recoveries	-
Ending balance	$ 791,994

At December 31, 2012, there were no loans collateralized by cash, stand-by letters of credit or listed stocks.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2012, were $653,748 and $327,580; respectively. Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $1,545. The Company did not hold any refinanced or modified loans as of December 31, 2012.

Individually impaired loans at December 31, 2012 amounted to $981,328 and had a respective loan loss allowance allocation of $478,817. At December 31, 2012, the Company did not have any impaired loan without a specific loan loss allowance allocation. During the period ended December 31, 2012, the average recorded investment in impaired loans was approximately $963,379 and interest earned was approximately $7,103 of which $1,078 were recorded on a cash basis.

At December 31, 2012 the Company did not have any repossessed or foreclosed assets.

The table below shows the aging of the total gross loans for the period ended December 31, 2012, the specific and general allowance for loan losses, and for each past due bracket the quantification, number and amounts, of the loans receivables originated since the beginning of operations in 2008.

NOTE 4 – LOAN RECEIVABLES (Continued)

As of Dec 31, 2012			Loan Loss allowance			Number of Loans By originated Year					
Account receivable Aging	Gross Principal Amount of Loans	Number of Loans	Specific allowance	General Allowance	Loans Net Principal Amount	2008	2009	2010	2011	2012	Total
Current	$ 1,102,489	84							2	82	84
Past Due											
31-60	$ 7,989	4							1	3	4
61-90	$ 4,601	3							2	1	3
91-180	$ 8,695	4							3	1	4
181-270											0
271-360	$ 3,956	1								1	1
361- 720	$ 31,374	13	$ 3,889						13		13
>720	$ 937,303	173	$ 474,928	$ 313,177		79	38	55	1		173
Grand Total	**$ 2,096,408**	**282**	**$ 478,817**	**$ 313,177**	**$ 1,304,414**	**79**	**38**	**55**	**22**	**88**	**282**

As of December 31, 2012 current loans totaled $1,102,489 and in management's opinion are fully collectable. Loans past due 31 to 90 days totaling $12,590 are not considered impaired as most of those payments are made in accordance with contractual terms; except for minor payment delays and shortfalls. The Company currently has a general allowance of $313,177 to cover these past due loans or to apply to the impaired loans. Loans past due in excess of 91 days totaling $981,328 are considered impaired and may need additional collection efforts. These impaired loans have an allowance of $478,817 for possible losses.

The table below shows credit quality indicators for the loan portfolio as of December 31, 2012. The company assigned grades to the credit risk profile (Pass, Special mention, Substandard and Doubtful) taking into consideration variables such as: internal credit-risk grades, loan-to-value ratios, collateral and collection experience.

Credit Quality Indicators, as of December 31, 2012:
Credit exposure. Credit risk profile by internally assigned grade.

Pass	$ 1,118,571
Special Mention	130,203
Substandard	425,824
Doubtful	421,810
Total	$ 2,096,408

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consists of the following:

Beginning Property and Equipment	$ 119,025
Additions	0
Deletions	(1,825)
Total property and equipment	117,200
Less: Accumulated depreciation	(36,869)
Property and equipment, net	$ 80,331

NOTE 6 – OTHER ASSETS

Other assets are amortized with finite lives on a straight-lines basis over their estimated useful lives. Expenses related to the preparation of the Offering Circular filled under "Regulation A" with the U.S. Securities and Exchange Commission as well expenses related to external consultants and auditors, CPA, and costs incurred in the Website Application and infrastructure Development Stage, specifically costs incurred to purchase software tools, are amortized over 2 years. Other assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded at December 31, 2012.

	Beginning	Additions	Deletions	Ending
Capitalized expenses related to Regulation A	$ 150,785	$ -	$ -	$ 150,785
Website	$ 10,086	$ 5,942	$ -	$ 16,028
Sub-Total	$ 160,871			$ 166,813
Accumulated Amortization	$ -	$ (33,253)	$ -	$ (33,253)
Net	**$ 160,871**	**$ (33,253)**		**$ 133,560**

NOTE 7 – RELATED PARTY TRANSACTIONS

Member Contributions

During 2012, members contributed $708,071, through conversion of $586,326 of loans payable to members' capital and $121,745 were received in cash.

Loans Payable

As of December 31, 2012 the Company has 7 individual loans totaling $219,539 due to members of the Company, their relatives or related entities. The loans have outstanding balances ranging from $1,950 to $70,105 at terms ranging from 90 to 540 days. These loans call for interest rates between 6% and 8%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. At December 31, 2012, the largest individual loan to a particular member and related entities amounted to approximately $70,105. Loans payable at December 31, 2012 are recorded based on the original terms or terms based upon renewal agreements agreed to between the Company and the lender. The following table illustrates the loans payable stratification:

Amount	Term	Number	Avg. Rate	New/Renewed	Total
$0 to $50,000	90 Days	3	6.0%	3 R	42,450
	> 360 Days	2	8.0%	2 R	28,549
$50,001 to $100,000	360 Days	3	8.0%	3 R	148,540
					$219,539

During 2012, the company received $139,154 in new loans and converted $586,326 in loans payable to members' capital.

NOTE 8 – INVESTMENT CERTIFICATES – REGULATION A

On November 16, 2010, the Company filed an application "Regulation A Offering Statement under the Securities Act of 1933" for the purpose of issuing unsecured investment Certificates ("the Certificates"). The Certificates are to be issued in the minimum amount of $1,000 and have maturities ranging between 6 and 18 months. The Company intends to use the proceeds of these Certificates as a source of funding for future customer loans.

On December 23, 2011, the Company received notice from the Securities and Exchange Commission that its offering statement had been qualified pursuant to Regulation A under Section 3(b) of the Securities Act of 1933, as amended.

The Company has sold 28 Certificates totaling $673,500 due to clients, foreign investors and financial institutions. The Certificates have outstanding balances ranging from $1,000 to $360,000 at terms ranging from 180 to 540 days. These Certificates call for interest rates between 5.89% and 9.22%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants.

The following table illustrates the Certificates stratification:

Amount	Term	Number	Avg. Rate	Total
$0 to $50,000	180 Days	4	5.9%	13,000
	> 360 Days	22	9%	60,500
Over $100,000	180 Days	2	5.9%	600,000
				$673,500

Subsequent to year end, the Company has paid down two Certificates that matured totaling $3,500 and sold four additional certificates totaling $270,000.

NOTE 9 - GUARANTEED DEPOSITS

Activity in guaranteed deposits was as follows

Beginning guaranteed deposit balance	$ 135,790
New deposits	30,630
Deposits returned to customer	(14,564)
Deposits applied to satisfy deficiencies	(36,587)
Ending guaranteed deposit balance	$ 115,269

NOTE 10 – COMMISSION INCOME

Commission income is composed of loan origination fees and late fees, collected on past due loans. For the period ended December 31, 2012, commission fees of $33,710 reported in the statement of operations represents origination fees totaling $17,548 and late fees totaling $16,162.

The origination fees are exceeded by the direct cost incurred in the process of developing each credit. These costs are recorded as part of the total operating expenses of the Company.

NOTE 11 – INTEREST INCOME

Interest income includes interest earned on the borrowers' stated rate as well as the interest collected on past due loans that has been accelerated to the highest rate permissible by law. For the period ended December 31, 2012, interest income earned on performing loans was $56,755 while the interest accrued at the higher penalized interest rates amounted to $43,749.

The total amount of interest income on performing loans as of December 31, 2012 was $100,504.

NOTE 12 – OTHER INCOME

Other income is earned from operations not directly related with microcredits such as treasury; factoring or merchant cash advance loans and totaled $ 4,232 for the period ended December 31, 2012.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring in November 2013. Rent expense under the leases was $51,729 for the period ended December 31, 2012.

The future minimum obligations under these leases are as follows:

Year ending December 31,	
2013	36,158
	$ 36,158

NOTE 14 – OPERATIONAL CONSIDERATIONS

As indicated in the accompanying financial statements, the Company incurred a net loss of $543,475 for the year ended December 31, 2012, which is $238,660 less than the prior year, as well as, net losses for the years ended December 31, 2011 and 2010 of $782,135 and $464,435; respectively. The majority of those amounts were attributable to the down-turn in market conditions in the credit industry in Florida, as well as, the Company's inability to obtain necessary funding to satisfy the growing demand of microfinance during the economic down-turn in Florida.

The reduction in net losses is the result of the Company implementing a plan to decrease their operating expenses and re-evaluate their credit process and lending criteria in order to reduce past-due loans with initiatives such as, tightening underwriting guidelines, establishing a collection committee, accelerating the collection process and hiring outside consultants to assist with collections. The Company also implemented a plan to rationalize their operating expenses, reducing its cost and has also been improving the performance of the loan portfolio by dropping its default rate. Additionally, a corrective action plan was implemented and the Company contracted external consultants during the last year in order to obtain additional funding to increase the loan portfolio. In addition, management of the Company addressed operational issues to improve profitability.

NOTE 14 – OPERATIONAL CONSIDERATIONS (Continued)

In light of the current market conditions in the Company's industry in Florida, the Company has been proactive in seeking new funding sources and actively managing costs and expenses. Management and the Board of Directors continuously monitor the Company's financial position and performance to ensure that the Company is positioned to continue serving the Florida market. The different strategies and initiatives that the Company instituted during the last year provides the opportunity for the Company to improve its operational results and liquidity, yet those actions have not yet produced noticeable effects on the Company's profitability.

On December 23, 2011, the Company received notice from the Securities and Exchange Commission that its offering statement had been qualified pursuant to Regulation A under Section 3(b) of the Securities Act of 1933, as amended. As soon as the Company received the notice, the management started the process to obtain the "Blue Sky" from various states and started outreach/marketing efforts to sell investments certificates. As of the date of this report, the Company obtained the "Blue Sky" from the following states: IL, NY, NJ, DC, CO and GA, and is in the filing process for Florida, a key state for the Company as that is where they operate. The filing process in Florida is likely to be ready by May 2013. As soon as it is approved, the Company will start an advertisement campaign to raise funds and use them to fund loans and support the economic development of Florida communities.

During 2012, the Company sold 28 Certificates that totaled $673,500 which were used to fund microloans, as stated in the Offering Circular qualified by the United States Security and Exchange Commission. The Company filed the Offering in order to openly advertise the Certificates and move the Company into positive operations. Subsequent to year end, the Company has paid down two Certificates that mature totaling $3,500 and sold four certificates totaling $270,000.

The Company applied for certification as a Community Development Financial Institution (CDFI) and is waiting for approval, which most likely will be received in 2013. The CDFI Fund was created for the purpose of promoting economic revitalization and community development through investment in and assistance to CDFIs. The CDFI Fund was established by the Riegle Community Development and Regulatory Improvement Act of 1994, as a bipartisan initiative. Through monetary awards and the allocation of tax credits, the CDFI Fund helps promote access to capital and local economic growth in urban and rural low-income communities across the nation.

The Company is applying for a "Small and/or Emerging CDFI Assistance – SECA" Award of $600,000 sponsored by the CDFI Fund.

NOTE 15 - FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

NOTE 15 - FAIR VALUE MEASUREMENTS (Continued)

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on anticipated cash flows. These types of loans are typically not traded on open markets and require management assumptions to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2012 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 502,511	$ -	$ -	$ 502,511

	Carrying Amount	Fair Value
Financial assets		
Cash and cash equivalents	$ 14,221	$ 14,221
Loans receivables, net	1,304,414	1,304,414
Accrued interest receivable	106,821	106,821
Financial liabilities		
Loans payable	219,539	233,458
Investment Certificates	673,500	673,500
Accrued interest payable	11,444	11,444

The carrying amount is the estimated fair value for all of the Company's financial instruments (asset and liabilities) as no one instrument's original maturity exceeds 36 months.

The table below sets forth a summary of changes in the fair value of the Company's level 3 assets for the year ended December 31, 2012.

	Level 3 Assets December 31, 2012
Beginning balance	$ 547,113
Impaired loans issued	249,324
Impaired loans (settled)	(293,926)
Ending balance	$ 502,511

16 – SUBSEQUENT EVENTS

Except as disclosed in Notes 8 and 14, management has evaluated subsequent events through June 04, 2013, the date which the consolidated financial statements were available to be issued as restated.

OUR MICROLENDING, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

(UNAUDITED)

TABLE OF CONTENTS

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2013
(UNAUDITED)

ASSETS

Cash and Cash Equivalents	$	16,260
Accrued Interest Receivables, Net	$	163,861
Loan Receivables, Net	$	2,122,014
Property and Equipment, Net	$	75,455
Other Assets, Net	$	98,027
Deposits	$	10,335
TOTAL ASSETS	**$**	**2,485,952**

LIABILITIES AND MEMBERS' CAPITAL
LIABILITIES

Accounts payable	$	42,468
Guaranteed Deposits	$	180,926
Loans Payable	$	247,586
Investment Certificates - Regulation A.	$	1,743,195
ACCRUED INTEREST		
Accrued Interest - Loans Payable	$	8,926
Accrued Interest - Investment Certificates	$	11,828
Total Liabilities	$	2,234,929

MEMBERS' CAPITAL

MEMBERS' CAPITAL	$	251,022
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**2,485,952**

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2013
(UNAUDITED)

REVENUE		
Commission Income	$ 71,421	
Interest Income	$ 246,605	
Other Income	$ 23,917	
Total Income		$ 341,943
OPERATING EXPENSES		
Amortization	$ 30,925	
Advertising	$ 13,064	
Bad Debt Expenses	$ 62,000	
Depreciation	$ 4,876	
Interest	$ 105,052	
Legal and Professional Fees	$ 46,450	
Rent	$ 40,071	
Salaries and Related Expenses	$ 365,711	
Other Operating Expenses	$ 42,891	
Total Operating Expenses		$ 711,040
NET LOSS		**$ (369,097)**

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2013
(UNAUDITED)

	Membership Interest	Accumulated Losses	Total Members' Equity
Balance - January 01, 2013	$ 3,900,000	$ (3,279,881)	$ 620,119
Member Contributions	$ -	$ -	$ -
Net Loss	$ -	$ (369,097)	$ (369,097)
Balance - December 31, 2013	$ 3,900,000	$ (3,648,978)	$ 251,022

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2013
(UNAUDITED)

CASH FLOW FROM OPERATING ACTIVITIES		
Net Gain (Loss)	$	(369,097)
Adjustment to reconcile net loss to net cash used in operating activities		
Amortization	$	30,925
Bad debt Expenses	$	62,000
Depreciation	$	4,876
(Increase) Decrease in Assets:		
Accrued Interest Receivable	$	(57,040)
Impairment of Other Assets	$	47,987
Addition of Other Assets	$	(43,379)
Increase (Decrease) in Liabilities:		
Accounts payable	$	11,288
Guaranteed Deposits	$	65,657
Accrued Interest Payable	$	9,310
Net cash (used in) operating activities	**$**	**(237,473)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans Made to customers	$	(1,386,092)
Proceeds from loan payments	$	506,492
Gain on sale of Property and Equipment	$	23,917
Net cash (used in) Investing activities	**$**	**(855,683)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Loan Payable Borrowings	$	51,500
Proceeds from Regulation A Borrowings	$	1,074,195
Repayment of borrowings from Loan Payable	$	(26,000)
Repayment of borrowings from Regulation A	$	(4,500)
Net cash provided by financing activities	**$**	**1,095,195**
NET INCREASE IN CASH AND CASH EQUIVALENT	**$**	**2,039**
CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR	**$**	**14,221**
CASH AND CASH EQUIVALENT AT END OF PERIOD	**$**	**16,260**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for Interest Loan Payable	$	8,772
Cash paid for Interest Regulation A	$	84,423
Cash received from Interest	$	189,565
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCIAL ACTIVITIES:		
Reclassification of accrued Interest	$	2,547

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

OUR MicroLending LLC, (the "Company") is a CDFI certified by the US Department of the Treasury, was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. Microfinance Investment Company, LLC (a wholly owned "Subsidiary") was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR MicroLending, LLC.

Our MicroLending, LLC is a limited liability company in which ownership is documented in the form of membership not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relation to a member's percentage of ownership. It is for this reason that no earnings per share (EPS) or similar calculations are included in the Consolidated Statement of Change in Members' Equity.

In the opinion of the Company's management, all adjustments (including normal recurring adjustments) considered necessary to present fairly the consolidated financial statements have been made.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR MicroLending, LLC and Subsidiary ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

The Company has chosen to aggregate certain smaller balances (less than $10,000) not deemed material throughout the financial statements for which detailed information is not provided unless specifically required under accounting principles generally accepted in the United States of America.

All specific accounting detail is available to the Company's members upon request.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR MicroLending, LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents, except for those amounts held for long-term investment purposes, which are included in investments.

Accrued Interest Receivable

Accrued Interest Receivable is reported net of any allowances for probable losses.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses.

The Company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date. All payments received from the borrowers are first applied against any collection expense incurred by the Company, any late fee assessed to the borrower, outstanding interest and finally against the outstanding principal as documented in the borrowers' promissory note.

Interest income on loans is recognized based on the principal amount outstanding and the related rate of interest. The accrual of interest on loans is discontinued when, contractually, a loan becomes 90 days past due, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status (i.e., after 90 days of delinquency), all interest previously accrued but not collected is reversed against current period interest income. When the loan is taken off nonaccrual status or when the loan becomes current, the accrual of interest income is resumed.

Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans that are past due for more than 30 days are charged the highest interest rate permissible by law.

A loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Application of this policy by the Company entails the individual identification of loans that are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and/or payment shortfalls generally are not classified as impaired. Impaired loans that do not meet the criteria described above are considered nonaccrual and are accounted for as such.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowances for Loan Losses and Accrued Interest Receivable

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.

The company maintains an unallocated component of the allowance for loan losses to cover uncertainties that could affect management's estimate of probable losses, such as: the margin of error/imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general components of the allowance for loan losses.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company reviews the specific allowance for loan losses component of each impaired loan on a quarterly basis and more frequently if additional information is obtained that would indicate any further weakening of the Company's ability to collect on the debt. The Collection Committee meets twice a month and captures the relevant data about the debt and the debtor. If the Collection Committee notes any weakening of the Company's ability to collect on the debt, it reports the information to the Portfolio Committee in order to evaluate the appropriateness of the specific component of the allowance for loan losses. A relevant data for loss is captured every two weeks, as the Collection Committee meets. Also, the Portfolio Committee meets once a month and quarterly, this meeting is used to capture relevant loss data for its historical loss experience.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective interest rate at inception.

Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

At the same time and following the same methodology the Company also evaluates the collectability of the accrued interest receivable in order to estimate probable losses on the accrued interest receivable.

At each balance sheet date the total increase on these allowances is charged to bad debt expense in the consolidated statements of operations and of cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Guaranteed Deposits

As a condition of credit each customer is required to provide to the Company a cash deposit. These deposits are held by the Company for the purpose of guarantying payment shortfalls throughout the life of the loan, be it late fees, interest, principal, or any other charges against the borrower. They typically range between 5% and 10% of the original note.

Guaranteed deposits when collected are retained directly from the loan proceeds of the respective credit. These deposits are noninterest earning and are used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment.

These deposits are recorded on the balance sheet as liabilities under the caption "Guaranteed Deposits."

Loans Payable

The Company has borrowed funds from its members and persons and/or entities related with the members for the purpose of financing growth. These loans are carried at interest rates ranging from 6% to 8% and terms ranging from 90 to 360 days. Historically the majority of these loans have been renewed at maturity under the same or new terms agreed to between the Company and the lender.

Revenue Recognition

Commission Income- the Company collects loan fees that range up to 6% from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs which are also recorded as incurred. Commission fees are only collected if credit is granted. The Company incurs and records the processing expenses regardless of whether the loan is funded or not. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of costs been amortized. Accordingly all commission income is recorded at the settlement date of each loan and does not differ materially from FASB Codification ASC 310-20.

Interest income- is recognized on the interest method and is based on the principal balance. Interest income is recognized as accrued at the borrowers' stated rate. Interest income also includes interest accrued on loans past due greater than 30 days at the highest rate permissible by law. Interest income is accrued on the unpaid principal balance.

Other Income- comes occasionally from operations not directly related with microcredits such as treasury, factoring or merchant cash advance loans.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR MicroLending, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on a cash basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value, except for some loans payable whose maturities are less than 36 months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 3 – ACCRUED INTEREST RECEIVABLE

Accrued interest receivables on performing loans as of December 31, 2013 was $222,950 and had a respective allowance for account receivable losses of $59,089.

Activity in the allowance for accrued Interest Receivable losses was as follows:

Beginning balance	$	59,089
Provision for Accrued Interest Receivable losses		-
Ending Balance	$	59,089

The amount of net interest receivables on performing loans as of December 31, 2013 was $163,861.

NOTE 4 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 218 micro-financing loans with individual outstanding balances ranging from $500 to $25,000 with an average balance of approximately $10,706. These loans typically carry stated interest rates of 18% and have terms of less than twelve months. In most cases the loans are secured, or partially secured, by some form of collateral and each is personally guaranteed by the owners of the businesses. Each loan is specifically customized to the needs of the small and/or minority business and therefore, the terms of each loan receivable vary. At December 31, 2013 loans receivable totaled $2,334,014 and had a respective loan loss allowance of $212,000.

Activity in the allowance for loan losses was as follows:

Beginning balance	$	791,994
Provision for loan losses		62,000
Loans charged-off		(641,994)
Recoveries		-
Ending balance	$	212,000

On December 31, 2013, for the first time since inception, the Company made a major write-off of $641,994 on 116 loans all originated during years 2008, 2009 and 8 loans originated on 2010, totaling the write-off of 124 loans. At December 31, 2013, there were no loans collateralized by cash, stand-by letters of credit or listed stocks.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2013, were $74,601 and $218,672; respectively. Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $1,018. The Company did not hold any refinanced or modified loans as of December 31, 2013.

Individually impaired loans at December 31, 2013 amounted to $293,273 and had a respective loan loss allowance allocation of $153,915. At December 31, 2013, the Company did not have any impaired loan without a specific loan loss allowance allocation. During the period ended December 31, 2013, the average recorded investment in impaired loans was approximately $7,647 and interest earned was approximately $654 of which $0 were recorded on a cash basis.

At December 31, 2013 the Company did not have any repossessed or foreclosed assets.

NOTE 4 – LOAN RECEIVABLES (Continued)

The table below shows the aging of the total gross loans for the period ended December 31, 2013, the specific and general allowance for loan losses, and for each past due bracket the quantification, number and amounts.

As of Dec. 31, 2013			Loan Loss Allowance			Number of Loans by originated Year				
Account Receivable Aging	Gross Principal Amount of Loans	Number of Loans	Specific Allowance	General Allowance	Loans Net Principal Amount	2010	2011	2012	2013	**Total**
Current	$ 2,031,148	141						2	139	**141**
Past Due										
31 - 60	$ 6,357	5							5	**5**
61 - 90	$ 3,236	3							3	**3**
91 - 180	$ 4,492	6						2	4	**6**
181 - 270	$ -	0								**0**
271 - 360	$ -	0								**0**
361 - 720	$ 24,002	12	$ 3,889				9	3		**12**
> 720	$ 264,779	51	$ 150,026	$ 58,085		44	7			**51**
Grand Total	**$ 2,334,014**	**218**	**$ 153,915**	**$ 58,085**	**$ 2,122,014**	**44**	**16**	**7**	**151**	**218**

As of December 31, 2013 current loans totaled $2,031,148 and in management's opinion are fully collectable. Loans past due 31 to 90 days totaling $9,593 are not considered impaired as most of those payments are made in accordance with contractual terms; except for minor payment delays and shortfalls. The Company currently has a general allowance of $58,085 to cover these past due loans or to apply to the impaired loans. Loans past due in excess of 91 days totaling $293,273 are considered impaired and may need additional collection efforts. These impaired loans have an allowance of $153,915 for possible losses.

The table below shows credit quality indicators for the loan portfolio as of December 31, 2013. The company assigned grades to the credit risk profile (Pass, Special mention, Substandard and Doubtful) taking into consideration variables such as: internal credit-risk grades, loan-to-value ratios, collateral and collection experience.

Credit Quality Indicators, as of December 31, 2013:
Credit exposure. Credit risk profile by internally assigned grade.

Pass	$ 1,936,255
Special Mention	108,079
Substandard	66,901
Doubtful	222,779
Total	$ 2,334,014

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 consists of the following:

Beginning Property and Equipment	$ 117,200
Additions	0
Deletions	(22,310)
Total property and equipment	94,890
Less: Accumulated depreciation	(19,435)
Property and equipment, net	$ 75,455

During this period the Company sold Property and Equipment for $23,917. This Property and Equipment was originally acquired for $22,310 and it was fully depreciated at the time of the sale.

NOTE 6 – OTHER ASSETS

Other assets are amortized with finite lives on a straight-lines basis over their estimated useful lives. Expenses related to the preparation of the Offering Circular filled under "Regulation A" with the U.S. Securities and Exchange Commission as well expenses related to external consultants and auditors, CPA, and costs incurred in the Website Application and infrastructure Development Stage, specifically costs incurred to purchase software tools, are amortized over 2 years. Other assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded at December 31, 2013.

	Beginning	Additions	Deletions	Ending
Capitalized expenses related to Regulation A	$ 150,785	$ 16,068	$(40,000)	$ 126,853
Loan Portfolio Software	$ -	$ 27,311	$ (7,987)	$ 19,324
Website	$ 16,028	$ -	$ -	$ 16,028
Sub-Total	$ 166,813	$ 43,379	$(47,987)	$ 162,205
Accumulated Amortization	$ (33,253)	$ (30,925)	$ -	$ (64,178)
Net	**$ 133,560**	**$ 12,454**	**$(47,987)**	**$ 98,027**

NOTE 7 – RELATED PARTY TRANSACTIONS

Member Contributions

Subsequent year-end, there was an increase members' capital of $250,000 as a result of an action taken at the December 16, 2013 shareholder meeting. Members converted $187,500 of loans payable and $62,500 was received in cash.

NOTE 7 – RELATED PARTY TRANSACTIONS (Continued)

Loans Payable

As of December 31, 2013 the Company has 15 individual loans totaling $247,586 due to members of the Company, their relatives or related entities. The loans have outstanding balances ranging from $5,000 to $76,890 at terms ranging from 90 to 360 days. These loans call for interest rates between 6% and 8%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. At December 31, 2013 the largest individual loan to a particular member and related entities amounted to approximately $76,890. Loans payable at December 31, 2013 are recorded based on the original terms or terms based upon renewal agreements agreed to between the Company and the lender. The following table illustrates the loans payable stratification:

Amount	Term	Number	Avg. Rate	New/Renewed	Total
$0 to $50,000	90 Days	2	6.0%	3 R	39,500
	> 360 Days	12	8.0%	2 R	131,196
$50,001 to $100,000	360 Days	1	8.0%	3 R	76,890
					$247,586

During 2013, the company received $51,500 in new loans. Subsequent to the period end, the Company converted to member's capital $187,500.

NOTE 8 – INVESTMENT CERTIFICATES – REGULATION A

The Company has sold 56 Certificates totaling $1,747,695 due to clients, foreign investors and financial institutions and paid down three Certificates that matured totaling $4,500. The Certificates have outstanding balances ranging from $1,000 to $500,000 at terms ranging from 180 to 540 days. These Certificates call for interest rates between 5.83% and 9.22%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants.

The following table illustrates the Certificates stratification:

Amount	Term	Number	Avg. Rate	Total
$0 to $50,000	180 Days	7	5.9%	35,500
	> 360 Days	46	8.78%	247,695
Over $100,000	180 Days	4	5.9%	960,000
	> 180 Days	1	9.15%	500,000
				$1,743,195

Subsequent to the period end, the Company has sold nine additional certificates totaling $258,193 and paid down one Certificate totaling $240,000.

NOTE 9 - GUARANTEED DEPOSITS

Activity in guaranteed deposits was as follows

Beginning guaranteed deposit balance	$	115,269
New deposits		65,657
Deposits returned to customer		-
Deposits applied to satisfy deficiencies		-
Ending guaranteed deposit balance	$	180,926

NOTE 10 – COMMISSION INCOME

Commission income is composed of loan origination fees and late fees, collected on past due loans. For the period ended December 31, 2013, commission fees of $71,421 reported in the statement of operations represents origination fees totaling $49,674 and late fees totaling $21,747.

The origination fees are exceeded by the direct cost incurred in the process of developing each credit. These costs are recorded as part of the total operating expenses of the Company.

NOTE 11 – INTEREST INCOME

Interest income includes interest earned on the borrowers' stated rate as well as the interest collected on past due loans that has been accelerated to the highest rate permissible by law. For the period ended December 31, 2013, interest income earned on performing loans was $206,451 while the interest accrued at the higher penalized interest rates amounted to $40,154.

The total amount of interest income on performing loans as of December 31, 2013 was $246,605.

NOTE 12 – OTHER INCOME

Other income is earned from operations not directly related with microcredits such as treasury; factoring or merchant cash advance loans and totaled $23,917 for the period ended December 31, 2013.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring in November 2014. Rent expense under the leases was $40,071 for the period ended December 31, 2013.

The future minimum obligations under these leases are as follows:

Year ending December 31,	
2014	39,600
	$ 39,600

NOTE 14 – OPERATIONAL CONSIDERATIONS

As indicated in the accompanying financial statements, the Company incurred a net loss of $369,097 for the period ended December 31, 2013 which is less by $174,378 compared to net loss of $543,475 for the year ended December 31, 2012. The majority of those amounts were attributable to the Company's inability to obtain necessary funding to satisfy the growing demand of microfinance during the economic down-turn in Florida.

NOTE 14 – OPERATIONAL CONSIDERATIONS (Continued)

The reduction in net losses is the result of the Company implementing a plan to decrease their operating expenses and re-evaluate their credit process and lending criteria in order to reduce past-due loans with initiatives such as, tightening underwriting guidelines, establishing a collection committee, accelerating the collection process and hiring outside consultants to assist with collections. The Company also implemented a plan to rationalize their operating expenses, reducing its cost and has also been improving the performance of the loan portfolio by dropping its default rate. Additionally, a corrective action plan was implemented and the Company contracted external consultants during the last year in order to obtain additional funding to increase the loan portfolio. In addition, management of the Company addressed operational issues to improve profitability.

In light of the current market conditions in the Company's industry in Florida, the Company has been proactive in seeking new funding sources and actively managing costs and expenses. Management and the Board of Directors continuously monitor the Company's financial position and performance to ensure that the Company is positioned to continue serving the Florida market.

The different strategies and initiatives that the Company instituted during the last year provides the opportunity for the Company to improve its operational results and liquidity, yet those actions have not yet produced noticeable effects on the Company's profitability.

On April 26, 2013, the Company received noticed from the US Treasury Department – CDFI Fund that the Company formally becomes a Community Development Financial Institution CDFI. The CDFI Fund was created for the purpose of promoting economic revitalization and community development through investment in and assistance to CDFIs. The CDFI Fund was established by the Riegle Community Development and Regulatory Improvement Act of 1994, as a bipartisan initiative. Through monetary awards and the allocation of tax credits, the CDFI Fund helps promote access to capital and local economic growth in urban and rural low-income communities across the nation.

The Company applied for the FY2013 "Small and/or Emerging CDFI Assistance – SECA" Award of $600,000 sponsored by the CDFI Fund. On September 24, 2013 the Company received a written notice that we have been awarded with $600,000 from the CDFI Fund, the funds were received on January 23, 2014. As of the date of this report 100% of the Award funds are fully disbursed.

NOTE 15 - FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

NOTE 15 - FAIR VALUE MEASUREMENTS (Continued)

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on anticipated cash flows. These types of loans are typically not traded on open markets and require management assumptions to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2013 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 139,358	$ -	$ -	$ 139,358

	Carrying Amount	Fair Value
Financial assets		
Cash and cash equivalents	$ 16,260	$ 16,260
Loans receivables, net	2,122,014	2,122,014
Accrued interest receivable, net	163,861	163,861
Financial liabilities		
Loans payable	247,586	267,393
Investment Certificates	1,743,195	1,743,195
Accrued interest payable	20,754	20,754

The carrying amount is the estimated fair value for all of the Company's financial instruments (asset and liabilities) as no one instrument's original maturity exceeds 36 months.

The table below sets forth a summary of changes in the fair value of the Company's level 3 assets for the period ended December 31, 2013.

		Level 3 Assets December 31, 2013
Beginning balance	$	502,511
Impaired loans issued		7,647
Impaired loans (settled)		(370,800)
Ending balance	$	139,358

16 – SUBSEQUENT EVENTS

Except as disclosed in Notes 7, 8 and 14, management has evaluated subsequent events through November 28, 2014, the date which the consolidated financial statements were available to be issued as restated.

OUR MICROLENDING, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

(UNAUDITED)

TABLE OF CONTENTS

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
JUNE 30, 2014
(UNAUDITED)

ASSETS

Cash and Cash Equivalents	$	297,017
Accrued Interest Receivables, Net	$	181,975
Loan Receivables, Net	$	2,478,399
Property and Equipment, Net	$	73,017
Other Assets, Net	$	87,863
Deposits	$	10,335
TOTAL ASSETS	**$**	**3,128,606**

LIABILITIES AND MEMBERS' CAPITAL
LIABILITIES

Accounts payable	$	38,966
Guaranteed Deposits	$	293,590
Loans Payable	$	72,672
Investment Certificates - Regulation A.	$	1,763,234
ACCRUED INTEREST		
Accrued Interest - Loans Payable	$	551
Accrued Interest - Investment Certificates	$	6,299
Total Liabilities	$	2,175,312

MEMBERS' CAPITAL

MEMBERS' CAPITAL	$	953,293
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**3,128,606**

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE PERIOD ENDED JUNE 30, 2014
(UNAUDITED)

REVENUE		
Commission Income	$ 77,736	
Interest Income	$ 158,319	
Income – FY2013 CDFI Fund Award	$ 600,000	
Other Income	$ 12,587	
Total Income		$ 848,642
OPERATING EXPENSES		
Amortization	$ 15,000	
Advertising	$ 7,940	
Bad Debt Expenses	$ 60,807	
Depreciation	$ 2,438	
Interest	$ 53,268	
Legal and Professional Fees	$ 20,465	
Rent	$ 21,600	
Salaries and Related Expenses	$ 201,899	
Other Operating Expenses	$ 12,954	
Total Operating Expenses		$ 396,371
NET INCOME		**$ 452,271**

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD ENDED JUNE 30, 2014
(UNAUDITED)

	Membership Interest	Accumulated Losses	Total Members' Equity
Balance - January 01, 2014	$ 3,900,000	$ (3,648,978)	$ 251,022
Member Contributions	$ 250,000	$ -	$ 250,000
Net Profit (Loss)	$ -	$ 452,271	$ 452,271
Balance - June 30, 2014	$ 4,150,000	$ (3,196,707)	$ 953,293

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED JUNE 30, 2014
(UNAUDITED)

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	452,271
Adjustment to reconcile net loss to net cash used in operating activities		
Amortization	$	15,000
Bad debt Expenses	$	60,807
Depreciation	$	2,438
(Increase) Decrease in Assets:		
Accrued Interest Receivable	$	(18,114)
Addition of Other Assets	$ (4,836)	
Increase (Decrease) in Liabilities:		
Accounts payable	$	(3,502)
Guaranteed Deposits	$	112,664
Accrued Interest Payable	$	(13,904)
Net cash provided by (used in) operating activities	**$**	**602,824**
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans Made to customers	$	(1,239,127)
Proceeds from loan payments	$	821,935
Gain on sale of Property and Equipment	$	12,587
Net cash (used in) Investing activities	**$**	**(404,605)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Loan Payable Borrowings	$	-
Proceeds from Regulation A Borrowings	$	273,393
Proceeds from FY2014 CDFI Fund Award	$	600,000
Repayment of borrowings from Loan Payable	$	-
Repayment of borrowings from Regulation A	$	(253,354)
Funds used to made Loans from FY2014 CDFI Fund Award	$	(600,000)
Contributions from members (Note 7)	$	62,500
Net cash provided by financing activities	**$**	**82,539**
NET INCREASE IN CASH AND CASH EQUIVALENT	**$**	**280,758**
CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR	**$**	**16,260**
CASH AND CASH EQUIVALENT AT END OF PERIOD	**$**	**297,017**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for Interest Loan Payable	$	2,106
Cash paid for Interest Regulation A	$	52,480
Cash received from Interest	$	140,205

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCIAL ACTIVITIES:

Loans payable converted to members' capital (Note 7)	$ 187,500
Reclassification of accrued Interest	$ 12,586

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

OUR MicroLending LLC, (the "Company") is a CDFI certified by the US Department of the Treasury, was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. Microfinance Investment Company, LLC (a wholly owned "Subsidiary") was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR MicroLending, LLC.

Our MicroLending, LLC is a limited liability company in which ownership is documented in the form of membership not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relation to a member's percentage of ownership. It is for this reason that no earnings per share (EPS) or similar calculations are included in the Consolidated Statement of Change in Members' Equity.

In the opinion of the Company's management, all adjustments (including normal recurring adjustments) considered necessary to present fairly the consolidated financial statements have been made.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR MicroLending, LLC and Subsidiary ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

The Company has chosen to aggregate certain smaller balances (less than $10,000) not deemed material throughout the financial statements for which detailed information is not provided unless specifically required under accounting principles generally accepted in the United States of America.

All specific accounting detail is available to the Company's members upon request.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR MicroLending, LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents, except for those amounts held for long-term investment purposes, which are included in investments.

Accrued Interest Receivable

Accrued Interest Receivable is reported net of any allowances for probable losses.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses.

The Company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date. All payments received from the borrowers are first applied against any collection expense incurred by the Company, any late fee assessed to the borrower, outstanding interest and finally against the outstanding principal as documented in the borrowers' promissory note.

Interest income on loans is recognized based on the principal amount outstanding and the related rate of interest. The accrual of interest on loans is discontinued when, contractually, a loan becomes 90 days past due, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status (i.e., after 90 days of delinquency), all interest previously accrued but not collected is reversed against current period interest income. When the loan is taken off nonaccrual status or when the loan becomes current, the accrual of interest income is resumed.

Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans that are past due for more than 30 days are charged the highest interest rate permissible by law.

A loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Application of this policy by the Company entails the individual identification of loans that are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and/or payment shortfalls generally are not classified as impaired. Impaired loans that do not meet the criteria described above are considered nonaccrual and are accounted for as such.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowances for Loan Losses and Accrued Interest Receivable

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.

The company maintains an unallocated component of the allowance for loan losses to cover uncertainties that could affect management's estimate of probable losses, such as: the margin of error/imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general components of the allowance for loan losses.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company reviews the specific allowance for loan losses component of each impaired loan on a quarterly basis and more frequently if additional information is obtained that would indicate any further weakening of the Company's ability to collect on the debt. The Collection Committee meets twice a month and captures the relevant data about the debt and the debtor. If the Collection Committee notes any weakening of the Company's ability to collect on the debt, it reports the information to the Portfolio Committee in order to evaluate the appropriateness of the specific component of the allowance for loan losses. A relevant data for loss is captured every two weeks, as the Collection Committee meets. Also, the Portfolio Committee meets once a month and quarterly, this meeting is used to capture relevant loss data for its historical loss experience.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective interest rate at inception.

Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

At the same time and following the same methodology the Company also evaluates the collectability of the accrued interest receivable in order to estimate probable losses on the accrued interest receivable.

At each balance sheet date the total increase on these allowances is charged to bad debt expense in the consolidated statements of operations and of cash flows.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Guaranteed Deposits

As a condition of credit each customer is required to provide to the Company a cash deposit. These deposits are held by the Company for the purpose of guarantying payment shortfalls throughout the life of the loan, be it late fees, interest, principal, or any other charges against the borrower. They typically range between 5% and 10% of the original note.

Guaranteed deposits when collected are retained directly from the loan proceeds of the respective credit. These deposits are noninterest earning and are used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment.

These deposits are recorded on the balance sheet as liabilities under the caption "Guaranteed Deposits."

Loans Payable

The Company has borrowed funds from its members and persons and/or entities related with the members for the purpose of financing growth. These loans are carried at interest rates ranging from 6% to 8% and terms ranging from 90 to 360 days. Historically the majority of these loans have been renewed at maturity under the same or new terms agreed to between the Company and the lender.

Revenue Recognition

Commission Income- the Company collects loan fees that range up to 6% from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs which are also recorded as incurred. Commission fees are only collected if credit is granted. The Company incurs and records the processing expenses regardless of whether the loan is funded or not. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of costs been amortized. Accordingly all commission income is recorded at the settlement date of each loan and does not differ materially from FASB Codification ASC 310-20.

Interest income- is recognized on the interest method and is based on the principal balance. Interest income is recognized as accrued at the borrowers' stated rate. Interest income also includes interest accrued on loans past due greater than 30 days at the highest rate permissible by law. Interest income is accrued on the unpaid principal balance.

Other Income- comes occasionally from operations not directly related with microcredits such as treasury, factoring or merchant cash advance loans.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR MicroLending, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on a cash basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value, except for some loans payable whose maturities are less than 36 months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 3 – ACCRUED INTEREST RECEIVABLE

Accrued interest receivables on performing loans as of June 30, 2014 was $241,064 and had a respective allowance for account receivable losses of $59,089.

Activity in the allowance for accrued Interest Receivable losses was as follows:

Beginning balance	$	59,089
Provision for Accrued Interest Receivable losses		-
Ending Balance	$	59,089

The amount of net interest receivables on performing loans as of June 30, 2014 was $181,975.

NOTE 4 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 290 micro-financing loans with individual outstanding balances ranging from $500 to $25,000 with an average balance of approximately $9,487. These loans typically carry stated interest rates of 18% and have terms of less than twelve months. In most cases the loans are secured, or partially secured, by some form of collateral and each is personally guaranteed by the owners of the businesses. Each loan is specifically customized to the needs of the small and/or minority business and therefore, the terms of each loan receivable vary. At June 30, 2014 loans receivable totaled $2,751,206 and had a respective loan loss allowance of $272,807.

Activity in the allowance for loan losses was as follows:

Beginning balance	$	212,000
Provision for loan losses		60,807
Loans charged-off		-
Recoveries		-
Ending balance	$	272,807

Nonaccrual loans and loans past due 90 days still on accrual at June 30, 2014, were $74,601 and $208,128; respectively. Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $512. The Company did not hold any refinanced or modified loans as of June 30, 2014.

Individually impaired loans at June 30, 2014 amounted to $282,729 and had a respective loan loss allowance allocation of $176,390. At June 30, 2014, the Company did not have any impaired loan without a specific loan loss allowance allocation. During the period ended June 30, 2014, the average recorded investment in impaired loans was approximately $7,647 and interest earned was approximately $654 of which $0 were recorded on a cash basis.

At June 30, 2014 the Company did not have any repossessed or foreclosed assets.

NOTE 4 – LOAN RECEIVABLES (Continued)

The table below shows the aging of the total gross loans for the period ended June 30, 2014, the specific and general allowance for loan losses, and for each past due bracket the quantification, number and amounts.

As of June 30, 2014			Loan Loss Allowance			Number of Loans by originated Year					
Account Receivable Aging	Gross Principal Amount of Loans	Number of Loans	Specific Allowance	General Allowance	Loans Net Principal Amount	2010	2011	2012	2013	2014	**Total**
Current	$ 2,465,212	221							29	192	**221**
Past Due											
31 - 60	$ 3,265	4							4		**4**
61 - 90	$ -	0									**0**
91 - 180	$ 2,623	4						2	2		**4**
181 - 270	$ -	0									**0**
271 - 360	$ -	0									**0**
361 - 720	$ 18,297	9	$ 3,126				8	1			**9**
> 720	$ 261,809	52	$ 173,264	$ 96,417		44	8				**52**
Grand Total	**$ 2,751,206**	**290**	**$176,390**	**$ 96,417**	**$ 2,478,399**	**44**	**16**	**3**	**35**	**192**	**290**

As of June 30, 2014 current loans totaled $2,465,212 and in management's opinion are fully collectable. Loans past due 31 to 90 days totaling $3,265 are not considered impaired as most of those payments are made in accordance with contractual terms; except for minor payment delays and shortfalls. The Company currently has a general allowance of $96,417 to cover these past due loans or to apply to the impaired loans. Loans past due in excess of 91 days totaling $282,729 are considered impaired and may need additional collection efforts. These impaired loans have an allowance of $176.390 for possible losses.

The table below shows credit quality indicators for the loan portfolio as of June 30, 2014. The company assigned grades to the credit risk profile (Pass, Special mention, Substandard and Doubtful) taking into consideration variables such as: internal credit-risk grades, loan-to-value ratios, collateral and collection experience.

Credit Quality Indicators, as of June 30, 2014:
Credit exposure. Credit risk profile by internally assigned grade.

Pass	$ 2,366,603
Special Mention	101,002
Substandard	48,658
Doubtful	234,943
Total	$ 2,751,206

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2014 consists of the following:

Beginning Property and Equipment	$	94,890
Additions		0
Deletions		(10,413)
Total property and equipment		84,477
Less: Accumulated depreciation		(11,460)
Property and equipment, net	$	73,017

During this period the Company sold Property and Equipment for $12,587. This Property and Equipment was originally acquired for $10,413 and it was fully depreciated at the time of the sale.

NOTE 6 – OTHER ASSETS

Other assets are amortized with finite lives on a straight-lines basis over their estimated useful lives. Expenses related to the preparation of the Offering Circular filled under "Regulation A" with the U.S. Securities and Exchange Commission as well expenses related to external consultants and auditors, CPA, and costs incurred in the Website Application and infrastructure Development Stage, specifically costs incurred to purchase software tools, are amortized over 2 years. Other assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded at June 30, 2014.

	Beginning	Additions	Deletions	Ending
Capitalized expenses related to Regulation A	$ 126,853	$ 4,836	$	$ 101,689
Loan Portfolio Software	$ 19,324	$ -	$	$ 16,071
Website	$ 16,028	$ -	$ -	$ 16,028
Sub-Total	$ 162,205	$ 4,836	$ -	$ 133,788
Accumulated Amortization	$ (64,178)	$ (15,000)	$ -	$ (79,178)
Net	**$ 98,027**	**$ (10,164)**	**$**	**$ 87,863**

NOTE 7 – RELATED PARTY TRANSACTIONS

Member Contributions

There was an increase members' capital of $250,000 as a result of an action taken at the December 16, 2013 shareholder meeting. Members converted $187,500 of loans payable and $62,500 was received in cash.

NOTE 7 – RELATED PARTY TRANSACTIONS (Continued)

Loans Payable

As of June 30, 2014 the Company has 3 individual loans totaling $72,672 due to members of the Company, their relatives or related entities. The loans have outstanding balances ranging from $16,205 to $35,966 at terms ranging from 90 to 360 days. These loans call for interest rates between 6% and 8%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. At June 30, 2014 the largest individual loan to a particular member and related entities amounted to approximately $35,966. Loans payable at June 30, 2014 are recorded based on the original terms or terms based upon renewal agreements agreed to between the Company and the lender. The following table illustrates the loans payable stratification:

Amount	Term	Number	Avg. Rate	New/Renewed	Total
$0 to $50,000	90 Days	1	6.0%	4 R	16,205
	> 90 Days	2	8.0%	4 R	56,467
					$ 72,672

During the six months of 2014, the company received $0 and the Company converted to member's capital $187,500.

NOTE 8 – INVESTMENT CERTIFICATES – REGULATION A

The Company has sold 63 Certificates totaling $2,021,088 due to clients, foreign investors and financial institutions and paid down five Certificates that matured totaling $253,354. The Certificates have outstanding balances ranging from $1,000 to $500,000 at terms ranging from 180 to 540 days. These Certificates call for interest rates between 5.83% and 9.22%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants.

The following table illustrates the Certificates stratification:

Amount	Term	Number	Avg. Rate	Total
$0 to $50,000	180 Days	7	5.9%	35,500
	> 360 Days	46	8.78%	307,734
Over $100,000	180 Days	4	5.9%	920,000
	> 180 Days	1	9.15%	500,000
				$1,763,234

NOTE 9 - GUARANTEED DEPOSITS

Activity in guaranteed deposits was as follows

Beginning guaranteed deposit balance	$ 180,926
New deposits	119,610
Deposits returned to customer	(4,259)
Deposits applied to satisfy deficiencies	(2,687)

Ending guaranteed deposit balance	$ 293,590

NOTE 10 – COMMISSION INCOME

Commission income is composed of loan origination fees and late fees, collected on past due loans. For the period ended June 30, 2014, commission fees of $77,736 reported in the statement of operations represents origination fees totaling $68,933 and late fees totaling $8,803.

The origination fees are exceeded by the direct cost incurred in the process of developing each credit. These costs are recorded as part of the total operating expenses of the Company.

NOTE 11 – INTEREST INCOME

Interest income includes interest earned on the borrowers' stated rate as well as the interest collected on past due loans that has been accelerated to the highest rate permissible by law. For the period ended June 30, 2014, interest income earned on performing loans was $130,207 while the interest accrued at the higher penalized interest rates amounted to $28,112.

The total amount of interest income on performing loans as of June 30, 2014 was $158,319

NOTE 12 – OTHER INCOME

Other income is earned from operations not directly related with microcredits such as treasury; factoring or merchant cash advance loans and totaled $12,587 for the period ended June 30, 2014.

Due to the characteristic of the agreement signed with the CDFI Fund, the money received from the Award was recorded as Income – FY2013 CDFI Fund Award after the funds were used to fund loans as agreed. As of the date of this report, 100% of the funds were used to fund microloans.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring in November 2015. Rent expense under the leases was $21,600 for the period ended June 30, 2014.

The future minimum obligations under these leases are as follows:

Period ending June 30,	
2014	61,200
	$ 61,200

NOTE 14 – OPERATIONAL CONSIDERATIONS

As indicated in the accompanying financial statements, the Company's' Net Income is $452,271 for the period ended June 30, 2014. Also, the company incurred a net loss of $369,097 for the period ended December 31, 2013 which is less by $174,378 compared to net loss of $543,475 for the year ended December 31, 2012. The majority of those amounts were attributable to the Company's inability to obtain necessary funding to satisfy the growing demand of microfinance during the economic down-turn in Florida.

NOTE 14 – OPERATIONAL CONSIDERATIONS (Continued)

The Net Income is due to the Award received from the CDFI Fund, which boost the company with liquidity and were able to invest the on new loans and increase the Loan Portfolio. The reduction in net losses on 2013 is the result of the Company implementing a plan to decrease their operating expenses and re-evaluate their credit process and lending criteria in order to reduce past-due loans with initiatives such as, tightening underwriting guidelines, establishing a collection committee, accelerating the collection process and hiring outside consultants to assist with collections. Additionally, a corrective action plan was implemented and the Company contracted external consultants during the last year in order to obtain additional funding to increase the loan portfolio. In addition, management of the Company addressed operational issues to improve profitability.

The different strategies and initiatives that the Company instituted during the last year provide the opportunity for the Company to improve its operational results and liquidity.

The Company applied for the FY2013 "Small and/or Emerging CDFI Assistance – SECA" Award of $600,000 sponsored by the CDFI Fund. On September 24, 2013 the Company received a written notice that we have been awarded with $600,000 from the CDFI Fund, the funds were received on January 23, 2014. As of the date of this report 100% of the Award funds are fully disbursed.

NOTE 15 - FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on anticipated cash flows. These types of loans are typically not traded on open markets and require management assumptions to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

NOTE 15 - FAIR VALUE MEASUREMENTS (Continued)

Assets measured at fair value on a non-recurring basis are summarized below:

	Carrying Value	Fair Value Measurements at June 30, 2014 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 106,339	$ -	$ -	$ 106,339

	Carrying Amount	Fair Value
Financial assets		
Cash and cash equivalents	$ 297,017	$ 297,017
Loans receivables, net	2,478,399	2,478,399
Accrued interest receivable, net	181,975	181,975
Financial liabilities		
Loans payable	72,672	79,924
Investment Certificates	1,763,234	1,763,234
Accrued interest payable	6,850	6,850

The carrying amount is the estimated fair value for all of the Company's financial instruments (asset and liabilities) as no one instrument's original maturity exceeds 36 months.

The table below sets forth a summary of changes in the fair value of the Company's level 3 assets for the period ended June 30, 2014.

	Level 3 Assets June 30, 2014
Beginning balance	$ 139,358
Impaired loans issued	-
Impaired loans (settled)	(33,019)
Ending balance	$ 106,339

16 – SUBSEQUENT EVENTS

Except as disclosed in Notes 7 and 14, management has evaluated subsequent events through November 28, 2014, the date which the consolidated financial statements were available to be issued as restated.

PART III - EXHIBITS

Index To Exhibits

Exhibit No.	Description
2.1	Articles of Organization of Our MicroLending, LLC (Incorporated by reference from the Form 1-A (File No. 024-10286) filed by the Registrant with the Securities and Exchange Commission on November 19, 2010).
2.2	Operating Agreement of Our MicroLending, LLC (Incorporated by reference from the Form 1-A (File No. 024-10286) filed by the Registrant with the Securities and Exchange Commission on November 19, 2010).
3.1	See Exhibit 2.2 for provisions of Operating Agreement defining rights of owners.
3.2	Form of Investment Certificate (Incorporated by reference from Amendment No. 5 to the Form 1-A (File No. 024-10286) filed by the Registrant with the Securities and Exchange Commission on October 7, 2011).
6.1	Form of Our MicroLending, LLC Subscription Documents (Incorporated by reference from Amendment No. 1 to the Form 1-A (File No. 024-10286) filed by the Registrant with the Securities and Exchange Commission on February 22, 2011).
6.2	Form of Independent Contractor Agreement with Specialist (Incorporated by reference from the Form 1-A (File No. 024-10286) filed by the Registrant with the Securities and Exchange Commission on November 19, 2010).
6.3	Commercial Lease Agreement dated November 7, 2007 (Incorporated by reference from the Form 1-A (File No. 024-10286) filed by the Registrant with the Securities and Exchange Commission on November 19, 2010).
6.4	Office Lease dated August 7, 2009 (Incorporated by reference from the Form 1-A (File No. 024-10286) filed by the Registrant with the Securities and Exchange Commission on November 19, 2010).
6.5	Form of Loan Documents with Clients (Incorporated by reference from Amendment No. 1 to the Form 1-A (File No. 024-10286) filed by the Registrant with the Securities and Exchange Commission on February 22, 2011).
6.6	Promissory Note Issued by Microfinance Investment Company, LLC to Emilio Santandreu (Incorporated by reference from Amendment No. 6 to the Form 1-A (File No. 024-10286) filed by the Registrant with the Securities and Exchange Commission on October 7, 2011).**
6.7	Community Development Financial Institutions Fund Assistance Agreement.*
11.1	Opinion of Holland & Knight LLP regarding the legality of the securities covered by the Offering Circular.*

* Previously filed.

**Schedule of Promissory Notes omitted that have been entered into upon substantially the same terms except as set forth below:

Participant	Amount	Term	Interest Rate	Date
OUR Financial Holdings	$193,687	3 years	8%	September 13, 2012
Elieser Gonzalez	$3,900	90 days	6%	September 30, 2012

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 9th day of December, 2014.

OUR MICROLENDING, LLC

By: ____________________
Emilio M. Santandreu
President and Chief Executive Officer

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Emilio M. Santandreu	President, Chief Executive Officer and Managing Member	December 9, 2014
Omar Alireza	Chief Financial Officer	December 9, 2014